UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940




                       RELIASTAR BANKERS SECURITY VARIABLE
                             LIFE SEPARATE ACCOUNT I
                         (Name of Unit Investment Trust)


               [ ]  Not the Issuer of periodic payment plan certificates

               [X]  Issuer of periodic payment plan certificates


This filing is made pursuant to Rule 6c-3 and 6e-3(T) under the Investment Company Act of 1940.


I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) FURNISH NAME OF THE TRUST AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER.

               ReliaStar  Bankers Security Variable Life Separate Account I (the
               "Variable  Account").   The  Variable  Account  has  no  employer
               identification number.

          (b) FURNISH TITLE OF EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

               Flexible   premium   variable   life   insurance   policies  (the
               "Policies").

     2. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH DEPOSITOR OF THE TRUST.

          ReliaStar Bankers Security Life Insurance Company ("RBSL") 1000 Woodbury Road Woodbury, New York 11797

          Internal Revenue Service Employer
            Identification No. 53-0242530

     3. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH CUSTODIAN OR TRUSTEE OF THE TRUST INDICATING FOR WHICH CLASS OR SERIES OF SECURITIES EACH CUSTODIAN OR TRUSTEE IS ACTING.

          RBSL will be the custodian of the trust. See the answer to Item 2 for the principal business address, Zip Code and the Internal Revenue Service Employer Identification Number of RBSL.

     4. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST.

          Sale of the Policies has not yet commenced. Washington Square Securities, Inc. (the "Distributor") will act as principal underwriter of the Policies for the Variable Account at such time as their distribution commences. The Distributor's principal business address, Zip Code and Internal Revenue Service Employer Identification Number are:

               20 Washington Avenue South
               Minneapolis, Minnesota 55440

               Internal Revenue Service Employer
                 Identification No. 41-0945505

     5. FURNISH NAME OF STATE OR OTHER SOVEREIGN POWER, THE LAWS OF WHICH GOVERN WITH RESPECT TO THE ORGANIZATION OF THE TRUST.

          New York

     6. (a) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED AND ISSUED OR PROPOSES TO ISSUE SECURITIES.

               There is no such indenture or agreement. The Variable Account was organized on March 23, 1982 and the Policies will be issued pursuant to resolutions adopted by the Board of Directors of RBSL on October 28, 1996, which resolutions will continue in effect until terminated by the Board of Directors of RBSL.

          (b) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS ON SECURITIES ISSUED OR TO BE ISSUED BY THE TRUST ARE HELD BY THE CUSTODIAN OR TRUSTEE.

               There is no such indenture or agreement.

     7. FURNISH IN CHRONOLOGICAL ORDER THE FOLLOWING INFORMATION WITH RESPECT TO EACH CHANGE OF NAME OF THE TRUST SINCE JANUARY 1, 1930. IF THE NAME HAS NEVER BEEN CHANGED, SO STATE.

          On August 1, 1996, the name of the Variable Account was changed from Bankers Security Variable Life Separate Account I to ReliaStar Bankers Security Variable Life Separate Account I.

     8.   STATE THE DATE ON WHICH THE FISCAL YEAR OF THE TRUST ENDS.

          December 31

          MATERIAL LITIGATION

     9. FURNISH A DESCRIPTION OF ANY PENDING LEGAL PROCEEDINGS, MATERIAL WITH RESPECT TO THE SECURITY HOLDERS OF THE TRUST BY REASON OF THE NATURE OF THE CLAIM OR THE AMOUNT THEREOF, TO WHICH THE TRUST, THE DEPOSITOR, OR THE PRINCIPAL UNDERWRITER IS A PARTY OR OF WHICH THE ASSETS OF THE TRUST ARE THE SUBJECT, INCLUDING THE SUBSTANCE OF THE CLAIMS INVOLVED IN SUCH PROCEEDING AND THE TITLE OF THE PROCEEDING. FURNISH A SIMILAR STATEMENT WITH RESPECT TO ANY PENDING ADMINISTRATIVE PROCEEDING COMMENCED BY A GOVERNMENTAL AUTHORITY OR ANY SUCH PROCEEDING OR LEGAL PROCEEDING KNOWN TO BE CONTEMPLATED BY A GOVERNMENTAL AUTHORITY.
          INCLUDE ANY PROCEEDING WHICH, ALTHOUGH IMMATERIAL ITSELF, IS REPRESENTATIVE OF, OR ONE OF, A GROUP WHICH IN THE AGGREGATE IS MATERIAL.

          No legal or administrative proceedings material with respect to the security holders of the Variable Account are pending to which the Variable Account, RBSL or the Distributor is a party or of which the assets of the Variable Account are the subject.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

          GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

     10. FURNISH A BRIEF STATEMENT WITH RESPECT TO THE FOLLOWING MATTERS FOR EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

          (a)  WHETHER THE SECURITIES ARE OF THE REGISTERED OR BEARER TYPE.

               Registered type

          (b)  WHETHER THE  SECURITIES  ARE OF THE  CUMULATIVE  OR  DISTRIBUTIVE
               TYPE.

               Cumulative

          (c) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO WITHDRAWAL OR REDEMPTION.

               In hereinafter describing the Policies herein, the following terms shall have the following meanings:

               Accumulation Unit--A unit of measure used to determine the Variable Accumulation Value (see the answer to Item 10(i)).

               Accumulation Value--The Accumulation Value is the total of the Fixed Accumulation Value and the Variable Accumulation Value (see the answer to Item 10(i)).

               Cash Surrender Value--The amount payable to the policy owner when such owner surrenders the Policy. It is the Accumulation Value minus any Surrender Charge, Loan Amount, and unpaid Monthly Deduction.

               Death  Benefit--Shall have the meaning set forth in the answer to
               Item 10(i).

               Death Benefit Guarantee--Shall have the meaning set forth in the answer to Item 10(i).

               Death Benefit Options--Shall have the meaning set forth in the answer to Item 10(i).

               Face Amount--The minimum Death Benefit payable under the Policy as long as the Policy remains in force.

               Fixed Account--The Fixed Account consists of all assets of RBSL other than those in its separate accounts.

               Fixed Accumulation Value--Shall have the meaning set forth in the answer to Item 10(i).

               Funds--The mutual funds available for investment by the Variable Account.

               Level Amount Option--Shall have the meaning set forth in the answer to Item 10(i).

               Loan Amount--The sum of all unpaid Policy loans and unpaid Policy loan interest.

               Minimum Face Amount--The minimum Face Amount shown in the Policy (currently $25,000).

               Minimum Monthly Premium--Shall have the meaning set forth in the answer to Item 10(i).

               Monthly Administrative Charge--Shall have the meaning set forth in the answer to Item 13(d).

               Monthly Anniversary--The same date in each succeeding month as the Policy Date. For purposes of the Variable Account, whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be considered to be the next Valuation Date.

               Monthly Deduction--Shall have the meaning set forth in the answer to Item 13(d).

               Monthly Mortality and Expense Risk Charge--Shall have the meaning set forth in the answer to Item 13(d).

               Net Investment Factor--Shall have the meaning set forth in the answer to Item 10(i).

               Net  Premium--Shall  have the  meaning set forth in the answer to
               Item 13(a).

               Planned Periodic Premiums--Shall have the meaning set forth in the answer to Item 10(i).

               Policy Anniversary--The same date in each succeeding year as the Policy Date. For purposes of the Variable Account, whenever the Policy Anniversary falls on a date other than a Valuation Date, the Policy Anniversary will be considered to be the next Valuation Date.

               Policy   Date--The  date  a  Policy  goes  into  effect.   Policy
               Anniversaries,   Policy   Months,   Policy   Years  and   Monthly
               Anniversaries are measured from the Policy Date.

               Policy Month--A month beginning on the Monthly Anniversary.

               Policy Year--A year beginning on the Policy Anniversary.

               Premium Expense Charge--Shall have the meaning set forth in the answer to Item 13(a).

               Premium Related Expense Charge Reduction--Shall have the meaning set forth in the answer to Item 13(a).

               Rate Class--A group of insureds RBSL determines based upon the expectation that they will have similar mortality experience.

               SEC--Securities and Exchange Commission.

               Settlement Options--Shall have the meaning set forth in the answer to Item 10(i).

               Sub-Account--A   subdivision  of  the  Variable   Account.   Each
               Sub-Account  invests  exclusively  in the  shares of a  specified
               Fund.

               Surrender Charge--Shall have the meaning set forth in the answer to Item 13(a).

               Surrender Whole Life Premium--Shall have the meaning set forth in the answer to Item 13(a).

               Unit  Value--Shall  have the  meaning  set forth in the answer to
               Item 10(i).

               Valuation Date--The close of the stock market each day that the New York Stock Exchange is open for trading and valuations have not been suspended by the SEC.

               Valuation Period--The period of time between a Valuation Date and the next Valuation Date.

               Variable Accumulation Value--Shall have the meaning set forth in the answer to Item 10(i).

               Variable Amount Option--Shall have the meaning set forth in the answer to Item 10(i).

               RIGHT TO RETURN POLICY AT INITIAL ISSUE. The Policy owner has a right to return the Policy for cancellation and a refund of all premiums paid. The owner must return the Policy to RBSL or the owner's agent and ask RBSL to cancel the Policy no later than midnight of the 20th day after receiving it.

               RIGHT TO RETURN POLICY FOLLOWING A REQUESTED INCREASE IN FACE AMOUNT. The Policy owner has a right to cancel an increase in Face Amount and receive a refund. The owner must notify RBSL or the owner's agent and ask RBSL to cancel the increase no later than midnight of the 20th day after receiving a new Policy Data Page.

               RBSL will refund to the owner an amount equal to all Monthly Deductions attributable to the increase in Face Amount, including rider costs arising from the increase.

               TOTAL SURRENDER. A Policy owner may surrender the Policy at any time for its Cash Surrender Value by making a written request. The Cash Surrender Value is the Accumulation Value of the Policy, reduced by any Surrender Charge, Loan Amount and unpaid Monthly Deductions.

               PARTIAL WITHDRAWAL. After the first Policy Year, policy owner may also withdraw part of the Policy's Cash Surrender Value by sending RBSL a written request. Only one partial withdrawal is allowed in any Policy year. The amount of any partial withdrawal must be at least $500 and, during the first 15 Policy Years, may not be more than 20% of the Cash Surrender Value on the date RBSL receives the owner's written request. RBSL currently charges $10 for partial withdrawals and guarantees that this charge will never exceed $25.

               RBSL makes partial withdrawals from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis based upon the Accumulation Value. For purposes of determining the proportions, the outstanding Loan Amount is subtracted from the Fixed Accumulation Value.

               EFFECT OF PARTIAL WITHDRAWALS. The Accumulation Value will be reduced by the amount of any partial withdrawal. The Death
               Benefit will be reduced by the amount of any partial withdrawal regardless of the Death Benefit Option in effect.

               The Face Amount will be reduced by the amount of the partial withdrawal if the Level Amount Option is in effect. RBSL does not allow a withdrawal if the Face Amount after a partial withdrawal would be less than the Minimum Face Amount.

               If the Variable Amount Option is in effect, a partial withdrawal does not affect the Face Amount.

               A partial withdrawal may also cause the termination of the Death Benefit Guarantee. The amount of the partial withdrawal is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee.

          (d) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO CONVERSION, TRANSFER, PARTIAL REDEMPTION AND SIMILAR MATTERS.

               CONVERSION RIGHTS. During the first two Policy Years and the first two years following a requested increase in Face Amount, the Owner has the option to convert the Policy or any requested increase in Face Amount, with no proof of insurability, for a life insurance policy, the value of which will not vary with the investment performance of the Funds. RBSL does this by transferring without charge the Variable Accumulation Value, as of the date RBSL receives the owner's request, to the Fixed Account and issuing a rider to the Policy. The rider will prohibit the transfer of Accumulation Value back to the Variable Account, and future premium payments will be allocated only to the Fixed Account. No transfer charge is made.

               POLICY LOANS. A Policy owner may obtain Policy loans, as described in the answer to Item 21.

               SURRENDERS AND PARTIAL WITHDRAWALS. A Policy owner may make surrenders and partial withdrawals, as described in the answer to
               Item 10(c).

               ALLOCATION OF PREMIUMS. A Policy owner may allocate premiums among the Sub-Accounts of the Variable Account and the Fixed Account, as described in the answer to Item 10(i).

               TELEPHONE TRANSFER REQUESTS. The Owner may request a transfer by telephone on any Valuation Date after a telephone transfer authorization form is completed.

               DOLLAR COST AVERAGING SERVICE. The Owner may request this service if the Face Amount is at least $100,000 and the Accumulation Value, less any Loan Amount, is at least $5,000. In this service, the Owner directs automatic specific periodic transfers of a fixed dollar amount from any of the Sub-Accounts to one or more of the Sub-Accounts or to the Fixed Account. No transfer from the Fixed Account are permitted under this service. Transfers of this type may be made on a monthly, quarterly, semi-annual, or annual basis.

               PORTFOLIO REBALANCING SERVICE. The Owner may request this service if the Face Amount is at least $200,000 and the Accumulation Value, less any Loan Amount, is at least $10,000. If the Owner requests this service, he directs automatic periodic transfers to maintain specified percentage alloocations of Accumulation Value, less any Loan Amount, among the Sub-Accounts of the Variable Account and the Fixed Account; the allocation of future Net
               Premium payments will also be changed to be equal to this specified percentage allocation. Transfers made under this service may be made on a quarterly, semi-annual, or annual basis.

               TRANSFERS. A Policy owner may transfer all or part of the Variable Accumulation Value between the Sub-Accounts or to the Fixed Account by written request. The owner may also transfer from the Fixed Accumulation Value to the Variable Account subject to the restrictions listed below.

               TRANSFER LIMITS AND CHARGES. RBSL allows twelve transfers in a Policy year but reserves the right to limit to four transfers in a Policy Year. Transfers due to Dollar Cost Averaging or
               Portfolio Rebalancing do not count towards these limits. RBSL currently makes no charge for each transfer and while it may make a charge in the future, RBSL guarantees that it will never exceed $25.00. In no event, however, will any charge be imposed in connection with the exercise of a conversion right or transfers occurring as a result of Policy loans. All transfers are also subject to any charges and conditions imposed by the Funds whose shares are involved.

               To transfer all or part of the Variable Accumulation Value from a Sub-Account, Accumulation Units are redeemed, on the next Valuation Date after receipt of the owner's written request, and their value is reinvested in other Sub-Accounts, or the Fixed Account, as directed in the request.

               A Policy owner may transfer all or part of the Fixed Accumulation Value to the Sub-Accounts of the Variable Account, subject to the following transfer limitations:

                    - The request to transfer must be postmarked no more than 30 days before the Policy Anniversary and no later than 30 days after the Policy Anniversary. Only one transfer is allowed during this period.

                    - The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount.

                    - No more than 50% of the Fixed  Accumulation  Value  (minus any Loan Amount) may be transferred unless the balance, after the transfer, would be less than $1,000.
                      If the balance  would be  less  than  $1,000,   the  full
                      Fixed Accumulation Value (minus  any  Loan   Amount) may
                      be transferred.

                    - The owner must transfer at least:
                         - $500, or
                         - the total Fixed  Accumulation  Value (minus any
                           Loan Amount) if less than $500.

          (e) IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LAPSES OR DEFAULTS BY SECURITY HOLDERS IN MAKING PRINCIPAL PAYMENTS, AND WITH RESPECT TO REINSTATEMENT.

               There is no such indenture or agreement.

               LAPSE. The failure to make a periodic payment will not itself cause a Policy to lapse. If the Death Benefit Guarantee is not in effect, the Policy will lapse if, as of any Monthly Anniversary, the Cash Surrender Value is less than the Monthly Deduction due, and a grace period of 61 days expires without a sufficient payment. A sufficient premium payment is any premium payment such that the Net Premium is larger than the sum of 1 + 2 where 1 is the amount by which the Accumulation Value is less than the Surrender Charge as of the beginning of the grace period and 2 is the sum of past due Monthly Deductions. RBSL will notify the Policy owner in writing and will indicate the amount of the payment required to avoid lapse. The Policy owner will then have a grace period of 61 days, measured from the date the notice is sent, to make sufficient payment. If sufficient payment is not received during the grace period, RBSL will lapse the Policy. RBSL will use the Cash Surrender Value to continue the Policy in force during the grace period. If the Death Benefit Guarantee is in effect, RBSL will not lapse the Policy.

               REINSTATEMENT. Reinstatement means putting a lapsed Policy back in force. The Policy owner may reinstate a lapsed Policy by written request any time within five years after it has lapsed if it has not been surrendered for its Cash Surrender Value.

               To reinstate the Policy and any riders the owner must submit evidence of insurability satisfactory to RBSL and must pay a premium large enough that the Net Premium is as large as the sum of the Surrender Charge after reinstatement, plus the Monthly Deductions for the date of reinstatement and the following Monthly Anniversary.

               The Death Benefit Guarantee cannot be reinstated.

          (f) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO VOTING RIGHTS, TOGETHER WITH THE NAMES OF ANY PERSONS OTHER THAN SECURITY HOLDERS GIVEN THE RIGHT TO EXERCISE VOTING RIGHTS PERTAINING TO THE TRUST'S SECURITIES OR THE UNDERLYING SECURITIES AND THE RELATIONSHIP OF SUCH PERSONS TO THE TRUST.

               There is no such indenture or agreement.

               VOTING RIGHTS. The Policy owner has the right to instruct RBSL how to vote the Fund shares attributable to the Policy at regular meetings and special meetings of the Funds. RBSL will vote the Fund shares held in Sub-Accounts according to the instructions received, as long as:

                    - The Variable  Account is registered  as a unit  investment trust under the Investment Company Act of 1940, and

                    - The assets of the  Variable  Account are  invested in Fund shares.

               If RBSL determines that, because of applicable law or regulation, it does not have to vote according to the voting instructions received, it will vote the Fund shares at its discretion.

               All persons entitled to voting rights and the number of votes they may cast are determined as of a record date, selected by RBSL, not more than 90 days before the meeting of the Fund. All Fund proxy materials and appropriate forms used to give voting instructions will be sent to persons having voting interest.

               If RBSL does not receive timely voting instructions, it will vote the Fund shares in proportion to the instructions which are received for all Policies having a voting interest in that Fund.

               Owning the Policy does not give the owner the right to vote at meetings of RBSL's stockholders and/or policyholders.

               DISREGARD OF VOTING INSTRUCTIONS. RBSL may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of any Fund or to approve or disapprove an investment advisory contract for any Fund. In addition, RBSL may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of any Fund if it reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determine that the change would have an adverse effect on the Variable Account in that the proposed investment policy for a Fund may result in speculative or unsound investment. In the event RBSL does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to owners.

          (g)  WHETHER SECURITY HOLDERS MUST BE GIVEN NOTICE OF ANY CHANGE IN:

               (1)  THE COMPOSITION OF THE ASSETS OF THE TRUST.

                    RBSL may substitute shares of any of the Funds for another mutual fund if any of the following occurs:

                         - The  shares  of any  Fund  are  no  longer  available
                           for purchase by a Sub-Account.

                         - In  RBSL's  judgment,  investment  in a  particular
                           Fund becomes inappropriate in view of the purposes of the Policy.

                         - RBSL deems it necessary  under the Investment Company
                           Act of 1940.

                    Any substitution would be done with notice to Policy Owners and prior approval by the SEC to the extent required by the Investment Company Act of 1940 or other applicable law.

                    RBSL also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which could invest in a new Fund with a specified investment objective. New Sub-Accounts may be established when, in the sole discretion of RBSL, marketing needs or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policy owners on a basis to be determined by RBSL. RBSL may also eliminate one or more Sub-Accounts if, in its sole discretion, marketing, tax or investment conditions warrant.

                    In the event of any such substitution or change, RBSL may make such changes in Policies as may be necessary or appropriate to reflect such substitution or change. If deemed by RBSL to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other RBSL separate accounts.

                    In no event will any of the changes described above be made without notice to the Policy owners in accordance with the Investment Company Act of 1940.

               (2)  THE TERMS AND  CONDITIONS  OF THE  SECURITIES  ISSUED BY THE
                    TRUST.

                    Notice must be given to Policy owners of any change in the terms and conditions of the Policies. See the answer to Item 10 (h)(2) with respect to the necessity of a consent by the Policy owners to such changes.

               (3)  THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                    No change in the resolution establishing the Variable Account or in any agreement relating to the manner in which it is operated will be made without notice to Policy owners if such change would adversely affect any right or benefit to which they are entitled.

               (4)  THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                    The Variable Account has no trustee. The depositor of the Variable Account cannot be changed. Any change in custodian will be reflected in the Variable Account's prospectus which is distributed to each Policy owner on an annual basis.

          (h) WHETHER THE CONSENT OF SECURITY HOLDERS IS REQUIRED IN ORDER FOR ACTION TO BE TAKEN CONCERNING ANY CHANGE IN:

               (1)  THE COMPOSITION OF THE ASSETS OF THE TRUST.

                    The consent of the Policy owners is not required in order for RBSL to invest the assets of the Variable Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future. Such action will be taken in compliance with applicable law (including any approval required by the SEC). The consent of Policy owners is not required in order for RBSL to make available, subject to applicable law, additional Sub-Accounts of the Variable Account investing in additional Funds.

               (2)  THE TERMS AND  CONDITIONS  OF THE  SECURITIES  ISSUED BY THE
                    TRUST.

                    The terms and conditions of a Policy cannot be changed without the consent of a Policy owner.

               (3)  THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                    No.

               (4)  THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                    The Variable Account has no trustee. The depositor of the Variable Account cannot be changed. The consent of Policy owners is not required for action to be taken concerning a change in the identity of the custodian.

          (i) ANY OTHER PRINCIPAL FEATURE OF THE SECURITIES ISSUED BY THE TRUST OR ANY OTHER PRINCIPAL RIGHT, PRIVILEGE OR OBLIGATION NOT COVERED BY SUBDIVISIONS (A) TO (G) OR BY ANY OTHER ITEM IN THIS FORM.

               PREMIUMS. There is no insurance under a Policy until the initial premium is paid, which must be equal to or greater than the Minimum Monthly Premium.

               The Policy owner chooses the initial allocation of Net Premiums to the Fixed Account and the Sub-Accounts of the Variable Account on the application for the Policy. The owner may change the allocation at any time by notifying RBSL in writing. Changes will not be effective until the date RBSL received the owner's request and will only affect premiums RBSL receives on or after that date. The allocation may be 100% to any Account or divided in whole percentage points totaling 100%. RBSL reserves the right to adjust any allocation to eliminate fractional percentages.

               After the initial premium, the owner may determine the amount and timing of subsequent premium payments within the following restrictions:

                    - RBSL may  choose  not to  accept  any  premium  less  than
                      $25.00.

                    - While there is no stated maximum,  RBSL reserves the right to limit the amount of any premium payment.

                    - RBSL  may  require  additional  evidence  of  insurability satisfactory to it if any premium would increase the difference between the Death Benefit and the Accumulation Value.

                    - RBSL will return to the owner any premium paid which would disqualify the policy for treatment as life insurance under federal law.

               The Policy owner may choose a Planned Periodic Premium schedule which indicates a preference as to future amounts and frequency of payment. The Planned Periodic Premiums may be paid annually, semi-annually, quarterly or, if the owner chooses, RBSL can also deduct Planned Periodic Premiums from the owner's bank account monthly.

               The amount and frequency of initial Planned Periodic Premiums will be shown in the Policy. The Policy owner may change the Planned Periodic Premium at any time by written request. RBSL may limit the amount of any increase.

               The amount and frequency of premium payments will affect Accumulation Value, Cash Surrender Value, and how long the Policy will remain in force. Failure to make any Planned Periodic Premium payment will not, however, necessarily result in lapse of the Policy.

               Premiums, other than Planned Periodic Premiums, may be paid at any time while the Policy is in force other than as paid-up insurance. RBSL may limit the number and amount of these additional payments.

               DEATH BENEFIT. Like traditional life insurance, RBSL pays a Death Benefit if the insured dies while the Policy is in force. All or part of the Death Benefit may be paid in cash to the beneficiaries or under one or more of the Settlement Options offered by RBSL.

               As long as the Policy is in force, RBSL guarantees that the Death Benefit under either Death Benefit Option described below will not be less than the current Face Amount minus any Loan Amount and unpaid Monthly Deductions.

               The Policy owner may choose one of two Death Benefit Options on the application. Under the Level Amount Option, The Death Benefit is the Face Amount. Under the Variable Amount Option, the Death Benefit is the Face Amount plus the Accumulation Value of the Policy.

               Under either option, RBSL may be required to increase the Death Benefit to maintain the Policy's qualification as life insurance for federal income tax purposes. For the Policy to qualify as life insurance, current federal law requires that the Death
               Benefit be at least a certain multiple of the Policy's Accumulation Value. These multiples are shown on the Minimum Death Benefit Table in the Policy and are subject to change as the federal income tax laws and regulations change.

               Assuming the same premium payments and investment performance, the Death Benefit will be higher under the Variable Amount Option, and the Accumulation Value (and the Cash Surrender Value) will be lower under that option than under the Level Amount Option. Also, the Minimum Monthly Premium for the Variable Amount Option is greater than for the Level Amount Option.

               REQUESTED CHANGES IN FACE AMOUNT. Subject to certain limitations, the Policy owner may request an increase or decrease in the Face Amount. No increase or decrease in the Face Amount will be permitted during the first two Policy years.

               For an increase in the Face Amount, a written request must be submitted. RBSL may also require additional evidence of insurability satisfactory to it. The effective date of the increase will be the Monthly Anniversary on or next following RBSL's approval of the increase. The increase may not be less than $5,000 and no increase will be permitted after the Policy Anniversary on or next following the insured's 75th birthday. RBSL will deduct any charges associated with the increase from the Accumulation Value, whether or not the owner pays an additional premium in connection with the increase.

               Any decrease in the Face Amount will be effective on the Monthly Anniversary on or next following receipt by RBSL of a written request. The owner cannot request a decrease in the Face Amount more frequently than once every six months. The Face Amount remaining in force after any requested decrease may not be less than the Minimum Face Amount shown in the Policy. Under RBSL's current policies, the Minimum Face Amount is $25,000, but is reserves the right to establish a different Minimum Face Amount in the future. If, following a decrease in Face Amount, the Policy would no longer qualify as life insurance under federal tax law, the decrease may be limited, or, at the owner's option, part of the Accumulation Value may be returned to the owner, to the extent necessary to meet these requirements. For purposes of determining the cost of insurance, the Face Amount will be reduced in the following order:

                    (a)  The Face Amount provided by the most recent increase;

                    (b)  The next most recent increases successively; and

                    (c)  The Face Amount when the Policy was issued.

               An increase or decrease in Face Amount will affect the Monthly Deduction because the cost of insurance, the Monthly Expense Charge, and the Death Benefit Guarantee Charge depend upon the Face Amount. The charge for certain optional insurance benefits may also be affected. An increase in the Face Amount will increase the Surrender Charge, but a decrease in the Face Amount will not reduce the Surrender Charge.

               An increase in the Face Amount will increase the Minimum Monthly Premium as of the effective date of the increase. Therefore, additional premium payments may be required to maintain the Death Benefit Guarantee. A decrease in the Face Amount will reduce the Minimum Monthly Premium as of the effective date of the decrease.

               CHANGES IN DEATH BENEFIT OPTION. The Policy owner may request in writing to change the Death Benefit Option. If the owner changes from the Level Amount Option to the Variable Amount Option, the Face Amount is decreased. The new Face Amount is the Death Benefit minus the Accumulation Value as of the Monthly Anniversary on or next following the date RBSL receives the request. The owner cannot change the Death Benefit Option if the resulting Face Amount would fall below the Minimum Face Amount.

               If the owner changes from the Variable Amount Option to the Level Amount Option, the Face Amount is increased. The new Face Amount is the Accumulation Value plus the Face Amount on the Monthly Anniversary on or next following the date RBSL receives the request.

               An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the Monthly Deduction because the cost of insurance, the Monthly Expense Charge, and the Death Benefit Guarantee Charge depend upon the Face Amount. The charge for certain optional insurance benefits may also be affected. The Surrender Charge, however, will not be affected by a change in the Death Benefit Option.

               A change in Death Benefit Option will affect the Minimum Monthly Premium as of the effective date of the change. Therefore, additional premium payments may be required to maintain the Death Benefit Guarantee.

               Changes in the Death Benefit Option do not require additional evidence of insurability.

               DEATH BENEFIT GUARANTEE. Until the Policy Anniversary on or next following the insured's 65th birthday, if the Policy owner meets the Minimum Premium Requirement described below RBSL guarantees that it will not lapse the Policy even if the investment performance of the selected Funds results in a Cash Surrender Value that is not sufficient to pay the Monthly Deduction due.

               The Minimum Premium Requirement is met if, on each Monthly Anniversary on or before the Policy Anniversary next following the insured's 65th birthday, A is equal to or greater than B, where:

               A
               is the sum of all premiums paid minus any partial withdrawals and any Loan Amount.

               B
               is the sum of the Minimum Monthly Premiums since the Policy Date, including the Minimum Monthly Premium for the current Monthly Anniversary.

               The amount of the Minimum Monthly Premium will be set forth in the Policy, and will depend on the insured's sex, age at issue, Rate Class, Death Benefit Option, optional insurance benefits added by rider, and the initial Face Amount.

               Although RBSL determines each month whether or not the Policy owner has met the Minimum Premium Requirement, the owner does not have to pay premiums monthly.

               If on any Monthly Anniversary the Minimum Premium Requirement is not met, RBSL will send the Policy owner notice of the required payment. If RBSL does not receive the required premium by the next Monthly Anniversary, the Death Benefit Guarantee is no longer in effect and cannot be reinstated.

               The Minimum Monthly Premium, and therefore the Minimum Premium Requirement, will be affected by a requested increase or decrease in the Face Amount, a change in the Death Benefit Option, or the addition or termination of a Policy rider. RBSL will notify the Policy owner of any changes in the Minimum Monthly Premium.

               ACCUMULATION VALUE. The Accumulation Value of the Policy is equal to the sum of the Variable Accumulation Value plus the Fixed Accumulation Value. The Policy may be surrendered at any time for its Accumulation Value reduced by any Surrender Charges, Loan Amount and unpaid Monthly Deductions (that is, its Cash Surrender Value).

                    Variable Accumulation Value

               The Variable Accumulation Value is the total of the values in each Sub-Account. The value for each Sub-Account is equal to:

                    A multiplied by B, where:

               A
               is the current number of Accumulation Units relating to the Policy.

               B
               is the current Unit Value.

               The Variable Accumulation Value will vary from Valuation Date to Valuation Date reflecting changes in A and B above.

                    ACCUMULATION UNITS. When transactions are made which affect the Variable Accumulation Value, dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the current Unit Value.

                    The number of Accumulation Units for a Sub-Account increases when:

                         - Net  Premiums  are  credited  to  that  Sub-Account;
                           or
                         - Transfers from the Fixed Account or other
                           Sub-Accounts are credited to that Sub-Account.

                    The number of Accumulation Units for a Sub-Account decreases when:

                         - The  Policy  owner  takes  out a  Policy  loan  from
                           that Sub-Account;

                         - The owner takes a partial withdrawal from  that
                           Sub-Account;

                         - RBSL takes a portion of the  Monthly  Deduction from
                           that Sub-Account; or

                         - Transfers are made from that Sub-Account to the
                           Fixed Account or other Sub-Accounts.

                    UNIT VALUE. The Unit Value for a Sub-Account on any Valuation Date is equal to the previous Unit Value times the Net Investment Factor for that Sub-Account for the Valuation Period ending on that Valuation Date. The Unit Value is initially set when the Sub-Account first purchased Fund shares.

                    NET INVESTMENT FACTOR. The Net Investment Factor is a number that reflects charges to the Policy and the investment performance during a Valuation Period of the Fund in which a Sub-Account is invested. If the Net Investment Factor is greater than one, the Unit Value is increased. If the Net Investment Factor is less than one, the Unit Value is decreased. The Net Investment Factor for a Sub-Account is determined by dividing A by B and then subtracting C from the result,

                         (A/B) - C, where:

                    A
                    is the net result of:

                         - the net asset  value per share of the Fund shares in
                           which the Sub-Account invests, determined at the end of the current Valuation Period;

                         - plus the per share  amount of any dividend or capital
                           gain distributions made on the Fund shares in which the Sub-Account invests during the current Valuation Period;

                         - plus or minus a per share  charge or credit  for any
                           taxes reserved for which RBSL determines to have resulted from the investment operations of the Sub-Account and to be applicable to the Policy.

                    B
                    is the result of:

                         - the net asset  value per share of the Fund  shares
                           held in the Sub-Account, determined at the end of the last prior Valuation Period;

                         - plus or minus a per share  charge or credit  for any
                           taxes reserved for during the last prior Valuation Period which RBSL determines to have resulted from the investment operations of the Sub-Account and to be applicable to the Policy.

                    C
                    is a factor representing the Mortality Risk Charge and the Expense Risk Charge deducted from the Sub-Account (see the answer to Item 13(a)), which factor is equal, on an annual basis, to .75% of the daily net asset value of the Sub-Account.

                    Fixed Accumulation Value

                    The Fixed Accumulation Value on the Policy Date is the Net Premium credited to the Fixed account on that date minus the Monthly Deduction applicable to the Fixed Accumulation Value for the first Policy Month.

                    After the Policy Date, the Fixed Accumulation Value is calculated as:

                         A + B + C + D - E - F, where:

               A
               is  the  Fixed   Accumulation  Value  on  the  preceding  Monthly
               Anniversary, plus interest from the Monthly Anniversary to the date of the calculation.

               B
               is the total of the Net Premiums credited to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date premiums are credited to the date of the calculation.

               C
               is the total of the transfers from the Variable Account to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

               D
               is the total of the Loan Amounts transferred from the Variable Account since the preceding Monthly Anniversary.

               E
               is the total of the transfers to the Variable Account from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

               F
               is the total of the partial withdrawals from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date or withdrawal to the date of the calculation.

               If the date of the calculation is a Monthly Anniversary, RBSL also reduces the Fixed Accumulation Value by the applicable Monthly Deduction for the Policy Month following the Monthly Anniversary.

               The minimum interest rate applied in the calculation of the Fixed Accumulation Value is an effective annual rate of 4%. Interest in excess of the minimum rate may be applied in the calculation of the Fixed Accumulation Value in a manner which RBSL's Board of Directors determines.

               LOANS. See the answer to Item 21.

               SETTLEMENT OPTIONS. Settlement Options are ways the Policy owner can choose to have the Policy's proceeds paid. These options apply to proceeds paid:

                    - At the insured's death.
                    - On surrender of the Policy.

               The proceeds are paid to one or more payees. The proceeds may be paid in a lump sum or may be applied to one of the following Settlement Options. A combination of options may be used. At least $2,500 must be applied to any option for each payee under that option. Under an installment option, each payment must be at least $25.00. RBSL may adjust the interval to make each payment at least $25.00.

               Proceeds  applied to any Option no longer  earn  interest  at the
               rate  applied  to  the  Fixed  Account  or   participate  in  the
               investment performance of the Funds.

               Option 1 - Proceeds are left with RBSL to earn interest. Withdrawals and any changes are subject to approval by RBSL.

               Option 2 - Proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid.

               Option 3 - Proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid.

               Option 4 - The proceeds provide an annuity payment with a specified number of months "certain". The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee.

               Option 5 - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives 2/3 of the amount of the joint monthly payment for life.

               Option 6 - The proceeds are used to provide an annuity based on the rates in effect when the proceeds are applied. RBSL does not apply this option if a similar option would be more favorable to the payee at that time.

               RBSL bases the interest rate for proceeds applied under options 1 and 2 on the interest rate it declares on funds that we consider to be in the same classification based on the option, restrictions on withdrawal, and other factors. The interest rate will never be less than an effective annual rate of 3 1/2%.

               In determining amounts to be paid under options 3 and 4, RBSL assumes interest at an effective annual rate of 3 1/2%. Also, for option 3 and "certain" periods under option 4, RBSL credits any excess interest it may declare on funds that it considers to be in the same classification based on the option, restrictions on withdrawal, and other factors.

               PAID-UP INSURANCE. At any time before the Policy Anniversary on or next following the insured's 95th birthday, the Policy owner may, by written request, use the Cash Surrender Value to purchase a single premium paid-up life insurance under the Policy for a reduced Face Amount. If the Policy is in force as paid-up life insurance, the owner cannot pay any additional premiums or make any partial withdrawals. The Face Amount and cash surrender values will be based on an effective annual interest rate of 4% and mortality charges based on the Commissioners 1980 Standard Ordinary Mortality Table.

               On the Policy Anniversary on or next following the insured's 95th birthday, the Cash Surrender Value will automatically be used to purchase single premium paid-up life insurance. In most cases, the Face Amount of the paid-up life insurance will be less than the Death Benefit at that time.

          INFORMATION   CONCERNING   THE   SECURITIES   UNDERLYING  THE  TRUST'S
          SECURITIES

     11. DESCRIBE BRIEFLY THE KIND OR TYPE OF SECURITIES COMPRISING THE UNIT OF SPECIFIED SECURITIES IN WHICH SECURITY HOLDERS HAVE AN INTEREST.

          INVESTMENTS OF THE VARIABLE ACCOUNT. There are currently seventeen investment alternatives available under the Variable Account. Fidelity Management & Research Company is the investment adviser for the five portfolios of VIP and the four portfolios of VIP II. Northstar Investment Management Corporation, an affiliate of RBSL, is the investment adviser of the two Northstar Funds. Putnam Management is the investment adviser for the six funds of Putnam Variable Trust. RBSL reserves the right to establish additional Sub-Accounts of the Variable Account, each of which could invest in a new Fund with a specified investment objective. New Sub-Accounts may be established when, in RBSL's sole discretion, marketing needs or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policy owners on a basis determined by RBSL.

          The Net Premium is credited to one or more Sub-Accounts of the Variable Account chosen by you. The assets of each Sub-Account are invested in shares, at net asset value, of the related Fund.

          A Sub-Account may be unable to invest Net Premiums in shares of a Fund if Net Premiums to be invested in shares in that Fund on a given day do not meet the Fund's minimum purchase requirement, or if, in the judgment of RBSL's management, further investment in that Fund's shares would be inappropriate in view of the purposes of the Policy. If RBSL is unable to invest Net Premiums for one of the above reasons, it will notify the owners of the Policies involved. They may then request the allocation of the premiums to a different Sub-Account or to the Fixed Account. The new allocation will be effective on the next Valuation Date after RBSL receives an owner's written request. Until RBSL receives such a written request, the Net Premium will be invested in shares of VIP's Money Market Portfolio, if available; otherwise it will be credited to the Fixed Account.

          The Funds currently offered are described below. A brief summary of investment objectives is contained in the description of each Fund.

          The Funds described below distribute dividends and capital gains. However, distributions are automatically reinvested in additional Fund shares, at net asset value. The Sub-Account received the distributions which are then reflected in the Unit Value of that Sub-Account (see the answer to Item 10(I)).

          FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND (VIP)

          VIP is a mutual fund trust currently includinig five investment portfolios, each with a different investment objective.

          MONEY MARKET PORTFOLIO seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The portfolio will invest only in high-quality U.S. dollar denominated money market instruments of domestic and foreign issuers. An investment in the portfolio is not insured or guaranteed by the U.S. Government, and there can be no assurance that the Portfolio will maintain a stable net asset value per share of $1.00.

          HIGH INCOME PORTFOLIO seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (sometimes referred to as "junk bonds"), while also considering growth of capital. Lower-rated fixed-income securities are considered speculative and involve greater risk of default than higher-rated fixed-income securities and are more sensitive to the issuer's capacity to pay. Consult the VIP Prospectus for further information on the risks associated with the portfolio's investment in lower-rated fixed-income securities.

          EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities the portfolio will also consider the potential for capital appreciation. The portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

          GROWTH PORTFOLIO seeks to achieve capital appreciation. The portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

          OVERSEAS PORTFOLIO seeks long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

          FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II (VIP II)

          VIP II is a mutual fund trust currently including five investment portfolios, each with a different investment objective. Presently, the following four portfolios are available within this Policy.

          ASSET MANAGER PORTFOLIO seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

          INVESTMENT GRADE BOND PORTFOLIO seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities.

          INDEX  500  PORTFOLIO  seeks  to  provide   investment   results  that
          correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the portfolio attempts to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks while keeping transaction costs and other expenses low. The portfolio is designed as a long-term investment option.

          CONTRAFUND PORTFOLIO seeks capital appreciation by investing in companies believed to be undervalued due to an overly pessimistic appraisal by the public. The portfolio invests primarily in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

          NORTHSTAR VARIABLE TRUST (NORTHSTAR)

          Northstar is a diversified management investment company currently offering four investment funds, each with a different investment objective. The following two Northstar Funds are available under this Policy.

          NORTHSTAR INCOME AND GROWTH FUND is a diversified portfolio with an investment objective of seeking current income balanced with the objective of achieving capital appreciation. This Fund will seek to achieve its objective through investments in common and preferred stocks, convertible securities, investment grade corporate debt securities and government securities, selected for their prospects of producing income and capital appreciation. Wilson/Bennett Capital Management, Inc. ("Wilson/Bennett") is the sub-adviser to this Fund and is responsible for the day-to-day investment management of the Fund, subject to the supervision of the investment adviser and the Trustees of the Fund.

          NORTHSTAR MULTI-SECTOR BOND FUND is a diversified portfolio with an investment objective of maximizing current income. This Fund will seek to achieve its objective by investment in the following sectors of the fixed income securities markets: (a) securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities; (b) investment grade corporate debt securities; (c) investment grade or comparable quality debt securities issued by foreign corporate issuers, and securities issued by foreign governments and their political subdivisions, limited to 35% of assets determined at the time of investment; and (d) high yield-high risk fixed income securities of U.S. and foreign issuers, limited to 50% of assets determined at the time of investment.

          PUTNAM VARIABLE TRUST

          Putnam Variable Trust is a mutual fund currently offering sixteen investment funds, each with a different investment objective. Presently, only the following six funds are available under this Policy.

          PUTNAM VT DIVERSIFIED INCOME FUND seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: a U.S. Government Sector, a High Yield Sector (which invests primarily in securities that are commonly known as "junk bonds") and an International Sector. Consult the Putnam Variable Trust Prospectus for further information on the risks associated with this Fund's investments in high-yield higher-risk fixed income securities.

          PUTNAM VT GROWTH AND INCOME FUND seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

          PUTNAM VT UTILITIES GROWTH AND INCOME FUND seeks capital growth and current income by concentrating its investments in debt and equity securities issued by companies in the public utilities industries.

          PUTNAM VT VOYAGER FUND seeks capital appreciation primarily from a portfolio of common stocks that Putnam Management believes have potential for capital appreciation that is significantly greater than that of market averages.

          PUTNAM VT ASIA PACIFIC GROWTH FUND seeks capital appreciation by investing primarily in securities of companies located in Asia and in the Pacific Basin. The Fund's investments will normally include common stocks, preferred stocks, securities convertible into common stocks or preferred stocks, and warrants to purchase common stocks or preferred stocks.

          PUTNAM VT NEW OPPORTUNITIES FUND seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.


     12. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES AND IF ANY UNDERLYING SECURITIES WERE ISSUED BY ANOTHER INVESTMENT COMPANY, FURNISH THE FOLLOWING INFORMATION FOR EACH SUCH COMPANY.

          (a)  NAME OF COMPANY.

               See the answer to Item 11.

          (b)  NAME AND PRINCIPAL BUSINESS ADDRESS OF DEPOSITOR.

               Not applicable.

          (c)  NAME AND PRINCIPAL ADDRESS OF TRUSTEE OR CUSTODIAN.

               See the answer to Item 11.

          (d)  NAME AND PRINCIPAL ADDRESS OF PRINCIPAL UNDERWRITER.

               Not applicable.

          (e) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

               Not applicable.

          INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

     13. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH LOAD, FEE, EXPENSE OR CHARGE TO WHICH (1)PRINCIPAL PAYMENTS, (2) UNDERLYING SECURITIES, (3) DISTRIBUTIONS, (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME, AND (5) REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES ARE SUBJECT.

               (A)  THE NATURE OF SUCH LOAD, FEE, EXPENSE OR CHARGE;

               (B)  THE AMOUNT THEREOF;

               (C) THE NAME OF THE PERSON TO WHOM SUCH AMOUNTS ARE PAID AND HIS RELATIONSHIP TO THE TRUST;

               (D) THE NATURE OF THE SERVICES PERFORMED BY SUCH PERSON IN CONSIDERATION FOR SUCH LOAD, FEE, EXPENSE OR CHARGE.

                    (1)  PRINCIPAL PAYMENTS

               RBSL deducts a Premium Expense Charge which is 5% of each premium payment. The amount remaining after RBSL has deducted the Premium Expense Charge is called the Net Premium. The Net Premium is then credited to the Fixed Account and the Sub-Accounts of the Variable Account according to the owner's allocation.

                    (2)  UNDERLYING SECURITIES

               The investment adviser of each of the currently available Funds, is paid a daily charge by such Funds for its investment management services.

                    (3)  DISTRIBUTIONS

               SURRENDER CHARGE. During the first fifteen Policy Years and during the first fifteen years following any requested increase in Face Amount, RBSL makes a Surrender Charge if the Policy owner surrenders the Policy or the Policy lapses. The maximum Surrender Charge for the Initial Face Amount or any requested increase in Face Amount will be determined on the Policy Date or on the effective date of any requested increase respectively. The Surrender Charge remains level for the first five years in the relevant 15 year period, and then reduces in equal monthly increments until it becomes zero at the end of 15 years. Thus if the Policy remains in force during the entire relevant 15-year period, the Policy Owner does not pay the Surrender Charge. The Surrender Charge will vary depending on the Age of the Insured, the sex of the Insured, and the Rate Class of the Insured (on the Policy Date or on the effective date of an increase in Face Amount).

               The Surrender Charge for the Initial Face Amount or any requested increase in Face Amount is determined by multiplying (i) the applicable Surrender Charge Per $1,000 Face Amount from the Maximum Surrender Charge Per $1,000 of Fair Amount Table which is part of the Policy ("Appendix D") by (ii) the Initial Face Amount or the Face Amount of the increase, as applicable, and by (iii) the applicable percentage from the Surrender Charge Percentage Table below, and then dividing this amount by 1000. Then the Surrender Charge is reduced by the Premium Related Surrender Charge Reduction.

               The Premium Related Surrender Charge Reduction will apply only to the Surrender Charge for the Initial Face Amount when the cumulative premiums are less than the Surrender Charge Whole Life Premium. The Premium Related Surrender Charge Reduction will be zero when the cumulative premiums equal or exceed the Surrender Charge Whole Life Premium. The Premium Related Surrender Charge Reduction also will be zero for any requested increase in Face Amount. The Premium Related Surrender Charge Reduction for the Initial Face Amount is calculated by multiplying 70% by the excess of (i) the Surrender Charge Whole Life Premium over (ii) the cumulative premiums. The Surrender Charge Whole Life premium is calculated by multiplying (i) the applicable Surrender Charge Whole Life premium per $1000 of Face Amount from a table called Surrender Charge Whole Life Premium Per $1,000 of Face Amount ("Appendix E") by (ii) the Initial Face Amount, and then dividing by 1000.

               EXAMPLE. The following example illustrates how the Surrender Charge is determined. Assume that a male nonsmoker, Age 35 buys a Policy with an initial Face Amount of $100,000 and he surrenders the Policy during the third Policy Year at which time he has paid cumulative premiums of $2,000.

               Based on these assumptions the Surrender Charge will be the result of multiplying (i) $16.20 (from Appendix D for a male nonsmoker Age 35) by (ii) $100,000 (the Initial Face Amount) and by (iii) 100% (the applicable percentage from the Surrender Charge Percentage Table), and then dividing by 1000, which results in a Surrender Charge of $1,620 ($16.20 x $100,000 x 100% / 1000).

               The Surrender Charge Whole Life Premium is determined by multiplying (i) $11.64 (from Appendix E for a male nonsmoker Age
               35) by (ii) $100,000 (the Initial Face Amount), and then dividing by 1000, which results in a Surrender Charge Whole Life Premium of $1,164 ($11.64 x $100,000 / 1000). The Surrender Charge Whole
               Life Premium of $1,164 is less than the cumulative premium of $2,000, so the Premium Related Surrender Charge Reduction is zero.

               The additional Surrender Charge for requested increases in Face Amount will be calculated in the same manner as illustrated in the example above, except that the Premium Related Surrender Charge is zero for requested increases in Face Amount.


                        SURRENDER CHARGE PERCENTAGE TABLE

 IF SURRENDER OR LAPSE OCCURS IN THE LAST        THE FOLLOWING PERCENTAGE OF THE
          MONTH OF POLICY YEAR:*             SURRENDER CHARGE WILL BE PAYABLE:**
          ----------------------             -----------------------------------
                 1 through 5                                    100%
                      6                                         90%
                      7                                         80%
                      8                                         70%
                      9                                         60%
                     10                                         50%
                     11                                         40%
                     12                                         30%
                     13                                         20%
                     14                                         10%
                15 and later                                     0%

*    For requested increases, years are measured from the date of the increase.

** The percentages reduce equally for each Policy Month during the years shown. For example, during the seventh Policy Year, the percentage reduces equally each month from 90% at the end of the sixth Policy Year to 80% at the end of the seventh Policy Year.

                    (4)  CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME

               All income and other distributions earned by the Variable Account are reinvested, without charge, at net asset value in shares of the Fund making the distribution.

               (5)  REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES

          No load, fee, expense or charge is assessed in connection with redemptions.

     (b) FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OF THE TRUST, FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO SALES LOAD AND OTHER DEDUCTIONS FROM PRINCIPAL PAYMENTS.

          See the answers to Items 13(a) and 13(d).

     (c) STATE (1) THE AMOUNT OF SALES LOAD AS A PERCENTAGE OF THE NET AMOUNT INVESTED, AND (2) THE AMOUNT OF TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST.

          See the answer to Item 13(a).

     (d) FURNISH A BRIEF DESCRIPTION OF ANY LOADS, FEES, EXPENSES OR CHARGES NOT COVERED IN ITEM 13(A) WHICH MAY BE PAID BY SECURITY HOLDERS IN CONNECTION WITH THE TRUST OR ITS SECURITIES.

          MONTHLY DEDUCTION. RBSL deducts the charges described below from the Accumulation Value of the Policy on a monthly basis. The total of these charges is called the Monthly Deduction.

          The Monthly Deduction will be deducted on each Monthly Anniversary from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis depending on their relative Accumulation Values at that time. For purposes of determining these proportions, the Fixed Accumulation Value is reduced by the Loan Amount. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction itself will vary in amount from month to month.

          If the Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary, the Policy may lapse.

               COST OF INSURANCE. RBSL will determine the monthly cost of insurance by multiplying the applicable cost of insurance rate or rates by the net amount at risk under the Policy. The net amount at risk under the Policy for a Policy Month is (a) the Death Benefit at the beginning of the Policy Month divided by 1.004074 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 5%), less (b) the Accumulation Value at the beginning of the Policy Month minus any charges for rider benefits, other than any Waiver of Monthly Deduction rider, for the month.

               The net amount at risk may be affected by changes in the Accumulation Value or in the Face Amount. If there is an increase in the Face Amount and the Rate Class applicable to the increase is different from that for the initial Face Amount, the net amount at risk will be calculated separately for each Rate Class. RBSL groups insureds into a Rate Class based on its expectation that they will have similar mortality experience. For purposes of determining the net amount at risk for each Rate Class, the Accumulation Value will first be considered a part of the initial Face Amount. If the Accumulation Value is greater than the initial Face Amount, it will then be considered a part of each increase in order, starting with the first increase.

               Cost of insurance rates will be based on the sex, attained age and Rate Class(es) of the insured. The actual monthly cost of insurance rates will be based on RBSL's expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates shown in the Policy, which are based on the Commissioners 1980 Standard Ordinary Mortality Table and the insured's attained age at the last birthday.

               MONTHLY ADMINISTRATIVE CHARGE. Each month RBSL deducts an administrative charge of $7.50 per $1,000 of Face Amount which is guaranteed not to exceed $10 each month. This charge reimburses RBSL for expenses incurred in administering the Policy, such as processing claims, maintaining records, making Policy changes and communicating with owners of Policies.

               MONTHLY MORTALITY AND EXPENSE RISK CHARGE. Each month it is currently anticipated that RBSL will deduct this charge at an annual rate of .75 of 1% (.75%) of the Variable Accumulation Value but in no event will it exceed .9 of 1% (.90%).

               OPTIONAL INSURANCE BENEFIT CHARGES. Each month RBSL deducts charges for any optional insurance benefits added to the Policy by rider.

          CHARGES AGAINST THE VARIABLE ACCOUNT. Certain charges will be deducted as a percentage of the value of the net assets of the Variable Account to compensate RBSL as for certain risks assumed in connection with the Policy. These charges will not be deducted from assets in the Fixed Account.

          Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. RBSL may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made.

          Because the Variable Account purchases shares of the Funds, the net asset value of the investments of the Variable Account will reflect the investment advisory fees and other expenses incurred by the Funds.

          Set forth below is information provided by each Fund on its total 1996 annual expenses as a percentage of the Fund's average net assets. For more information concerning these expenses, see the prospectuses for the Funds that accompany this Prospectus.


                                                                                                TOTAL INVESTMENT
                                                                MANAGEMENT          OTHER          FUND ANNUAL
                                                                   FEES           EXPENSES          EXPENSES
                                                                   ----           --------          --------
VIP Money Market Portfolio........................................0.21%             0.09%            0.30%
VIP High Income Portfolio ........................................0.59%             0.12%            0.71%
VIP Equity-Income Portfolio (a)...................................0.51%             0.07%            0.58%
VIP Growth Portfolio (a)..........................................0.61%             0.08%            0.69%

                                                                                                TOTAL INVESTMENT
                                                                MANAGEMENT          OTHER          FUND ANNUAL
                                                                   FEES           EXPENSES          EXPENSES
                                                                   ----           --------          --------
VIP Overseas Portfolio (a)........................................0.76%             0.17%            0.93%

VIP II Asset Manager Portfolio (a)................................0.64%             0.10%            0.74%
VIP II Investment Grade Bond Portfolio............................0.45%             0.13%            0.58%
VIP II Index 500 Portfolio (b)....................................0.13%             0.15%            0.28%
VIP II Contrafund Portfolio (a)...................................0.61%             0.13%            0.74%

Northstar Income and Growth Fund (c)..............................0.75%             0.05%            0.80%
Northstar Multi-Sector Bond Fund (c)..............................0.75%             0.05%            0.80%

Putnam VT Diversified Income Fund.................................0.70%             0.13%            0.83%
Putnam VT Growth and Income Fund..................................0.49%             0.05%            0.54%
Putnam VT Utilities Growth and Income Fund (d)....................0.69%             0.09%            0.78%
Putnam VT Voyager Fund............................................0.57%             0.06%            0.63%
Putnam VT Asia Pacific Growth Fund................................0.80%             0.43%            1.23%
Putnam VT New Opportunities Fund..................................0.63%             0.09%            0.72%


     (a) During 1996, a portion of the brokerage commissions that certain funds pay was used to reduce funds' expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses would have been .56% for Equity Income Portfolio, .67% for Growth Portfolio, .92% for Overseas Portfolio, .73% for Asset Manager Portfolio, and .71% for Contrafund Portfolio. For more information on the funds' Management Fees and Expenses, see the prospectus for the Fund.

     (b) During 1996, the investment adviser to the Index 500 Portfolio reimbursed a portion of the fund's expenses. Without the reimbursement, the fund's management fee, other expenses and total expenses would have been .28%, .15%, and .43%, respectively. For more information on the fund's Management Fees and Expenses, see the prospectus for the Fund.

     (c) The investment adviser to the Northstar Variable Trust has agreed to reimburse the two Northstar Funds for any expenses in excess of 0.80% of each Fund's average daily net assets. In the absence of the investment adviser's expense reimbursements, the actual expenses that would have been paid by each Fund during its fiscal year ended December 31, 1996 would have been 1.40% for Income and Growth Fund and 1.68% for Multi-Sector Bond Fund.

     (d) On July 11, 1996, shareholders approved an increase in the fees payable to Putnam Investment Management, Inc. ("Putnam Management") under the management contract for Putnam VT Utilities Growth and Income Fund. The management fees and total expenses shown in the table have been restated to reflect the increase. Actual management fees and total expenses were 0.64% and 0.73%, respectively.

          PARTIAL WITHDRAWAL AND TRANSFER CHARGES

          RBSL currently make no charge for transfers. It currently charge $10.00 for each partial withdrawal. The charge for transfers is guaranteed not to exceed $25.00 per transfer for transfers in excess of 12 per Policy Year for the duration of the Policy. The charge for partial withdrawals is guaranteed not to exceed $25.00 for the duration of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of conversion rights.

     (e) STATE WHETHER THE DEPOSITOR, PRINCIPAL UNDERWRITER, CUSTODIAN OR TRUSTEE, OR ANY AFFILIATED PERSON OF THE FOREGOING, MAY RECEIVE PROFITS OR OTHER BENEFITS NOT INCLUDED IN ANSWER TO ITEM 13(A) OR 13(D) THROUGH THE SALE OR PURCHASE OF THE TRUST'S SECURITIES OR INTEREST IN SUCH SECURITIES, OR UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES, AND DESCRIBE FULLY THE NATURE AND EXTENT OF SUCH PROFITS OR BENEFITS.

          There is no trustee. Neither RBSL as custodian or depositor, nor the Distributor as principal underwriter, nor any affiliated person of RBSL or of the Distributor, will receive profits or other benefits from premium payments under the Policies or the investments held in the Variable Account not included in the answers to Items 13(a) and 13(d) through the sale or purchase of the Policies or shares of the Fund, except that (1) RBSL may receive a profit to the extent that the cost of insurance built into a Policy exceeds the actual cost of insurance needed to pay the benefits, (2) favorable mortality or expense experience may cause the insurance provided under a Policy to be profitable to RBSL, (3) RBSL and/or the Distributor will compensate certain other persons for services rendered in connection with the distribution of a Policy, as described in the answer to Item 38, but such payments will be made from RBSL's general account or by the Distributor, as the case may be, and (4) Northstar Investment Management Corporation will receive an advisory fee from the currently available Funds, as described in the answer to Item 13(a).

     (f) STATE THE PERCENTAGE THAT THE AGGREGATE ANNUAL CHARGES AND DEDUCTIONS FOR MAINTENANCE AND OTHER EXPENSES OF THE TRUST BEAR TO THE DIVIDEND AND INTEREST INCOME FROM THE TRUST PROPERTY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

          The Variable Account has not yet commenced operations.

     INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

     14. DESCRIBE THE PROCEDURE WITH RESPECT TO THE APPLICATIONS (IF ANY) AND THE ISSUANCE AND AUTHENTICATION OF THE TRUST'S SECURITIES, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          The Policies will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Policy owners, but recognize that premiums must be based upon factors such as age, sec, health and occupation. A person desiring to purchase a Policy must complete an application on a form provided by RBSL, and, if the applicant meets the prescribed standards, a Policy will be issued. This process may involve such procedures as medical examinations and may require that further information be provided before a determination can be made.

     15. DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT OF PAYMENTS FROM PURCHASERS OF THE TRUST'S SECURITIES AND THE HANDLING OF THE PROCEEDS THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          See the answer to Item 10(i) with regard to the payment and allocation of premiums.

          Individuals wishing to purchase a Policy must make application to RBSL. A Policy will be issued only to insureds who supply satisfactory evidence of insurability to RBSL. Acceptance is subject to RBSL's underwriting rules and RBSL reserves the right to reject an application for any reason.

          When an application for a Policy is completed, it is submitted to RBSL. RBSL performs suitability and insurance underwriting reviews and determines whether to accept or reject the application for the Policy and the insured's risk classification. If a Policy is not issued, RBSL will refund any premium that has been paid in advance.

     16. DESCRIBE THE PROCEDURE WITH RESPECT TO THE ACQUISITION OF UNDERLYING SECURITIES AND THE DISPOSITION THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          The assets of each Sub-Account of the Variable Account are invested in shares of one of the Funds at their net asset value next computed after receipt of the purchase order. Similarly, the Funds redeem their shares at net asset value next computed after receipt of the request for redemption. The value of the assets of each of the Funds is determined as of the close of the New York Stock Exchange on each Valuation Date.

     17. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO WITHDRAWAL OR REDEMPTION BY SECURITY HOLDERS.

               See the answers to Items 10(c), 10(d), 10(e) and 10(i).

          (b) FURNISH THE NAMES OF ANY PERSONS WHO MAY REDEEM OR REPURCHASE, OR ARE REQUIRED TO REDEEM OR REPURCHASE, THE TRUST'S SECURITIES OR UNDERLYING THE SECURITIES FROM SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               RBSL is required by the terms of the Policies to honor requests for redemption where permitted. RBSL causes redemption of shares of the Funds held by the Variable Account as necessary to make payments from the assets of the Variable Account.

          (c) INDICATE WHETHER REPURCHASED OR REDEEMED SECURITIES WILL BE CANCELED OR MAY BE RESOLD.

               Upon termination, a Policy may not be resold.

     18. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT, CUSTODY AND DISPOSITION OF THE INCOME AND OTHER DISTRIBUTABLE FUNDS OF THE TRUST AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               Distributions in respect of the shares of each of the Funds held by the Variable Account are reinvested in shares of that Fund at net asset value, which shares are added to the assets of the appropriate Sub-Account of the Variable Account.

          (b) DESCRIBE THE PROCEDURE, IF ANY, WITH RESPECT TO THE REINVESTMENT OF DISTRIBUTIONS TO SECURITY HOLDERS AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               Not applicable. See the answer to Item 18(a).

          (c) IF ANY RESERVES OR SPECIAL FUNDS ARE CREATED OUT OF INCOME OR PRINCIPAL, STATE WITH RESPECT TO EACH SUCH RESERVE OR FUND THE PURPOSE AND ULTIMATE DISPOSITION THEREOF, AND DESCRIBE THE MANNER OF HANDLING OF SAME.

               Net Premiums placed in the Variable Account constitute reserves for benefits under the Policies.

          (d) SUBMIT A SCHEDULE SHOWING THE PERIODIC AND SPECIAL DISTRIBUTIONS WHICH HAVE BEEN MADE TO SECURITY HOLDERS DURING THE THREE YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH. STATE FOR EACH SUCH DISTRIBUTION THE AGGREGATE AMOUNT AND AMOUNT PER SHARE. IF DISTRIBUTIONS FROM SOURCES OTHER THAN CURRENT INCOME HAVE BEEN MADE, IDENTIFY EACH SUCH OTHER SOURCE AND INDICATE WHETHER SUCH DISTRIBUTION REPRESENTS THE RETURN OF PRINCIPAL PAYMENTS TO SECURITY HOLDERS. IF PAYMENTS OTHER THAN CASH WERE MADE, DESCRIBE THE NATURE THEREOF, THE ACCOUNT CHARGED AND THE BASIS OF DETERMINING THE AMOUNT OF SUCH CHARGE.

               The Variable Account has not yet commenced operations.

     19. DESCRIBE THE PROCEDURE WITH RESPECT TO THE KEEPING OF RECORDS AND ACCOUNTS OF THE TRUST, THE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION TO SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          RBSL will maintain all records relating to the Variable Account. RBSL will mail to Policy owners at their last known address of record, at least annually, reports setting forth, among other things, the Face Amount, Death Benefit, Accumulation Value, Cash Surrender Value, Loan Amount, premiums paid, Planned Periodic Premiums, interest credits, partial withdrawals, transfers, and charges since the last report. Additional reports are available for a fee upon request. Also upon request, RBSL will for a fee provide to the Policy owner a report projecting future results based on the Death Benefit Option specified by the owner, the Planned Periodic Premiums specified by the owner, and the Accumulation Value of the Policy at the end of the prior Policy year. Each Policy owner will also be sent an annual report for the Variable Account and a list of the portfolio securities held in each series of the Fund, as required by the Investment Company Act of 1940.

     20. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST WITH RESPECT TO THE FOLLOWING:

          (a)  AMENDMENTS TO SUCH INDENTURE OR AGREEMENT.

               Not applicable.

          (b)  THE EXTENSION OR TERMINATION OF SUCH INDENTURE OR AGREEMENT.

               Not applicable.

          (c) THE REMOVAL OR RESIGNATION OF THE TRUSTEE OR CUSTODIAN, OR THE FAILURE OF THE TRUSTEE OR CUSTODIAN TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

               There is no such indenture or agreement and accordingly no such provision.

          (d) THE APPOINTMENT OF A SUCCESSOR TRUSTEE AND THE PROCEDURE IF A SUCCESSOR TRUSTEE IS NOT APPOINTED.

               The Variable Account has no trustee.

          (e) THE REMOVAL OR RESIGNATION OF THE DEPOSITOR, OR THE FAILURE OF THE DEPOSITOR TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

               There is no such indenture or agreement and accordingly no such provision.

          (f) THE APPOINTMENT OF A SUCCESSOR DEPOSITOR AND THE PROCEDURE IF A SUCCESSOR DEPOSITOR IS NOT APPOINTED.

               There is no such indenture or agreement and accordingly no such provision.

     21. (a) STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LOANS TO SECURITY HOLDERS.

               POLICY LOANS. After the first Policy Year, the Policy owner may borrow up to the Loan Value of the Policy, which is equal to the Cash Value less the existing Loan Amount. Each loan must be at least $500.

               RBSL makes loans from the Fixed Accumulation Value and the Variable Accumulation Value on a proportionate basis. For purposes of determining the proportions, the outstanding Loan Amount is subtracted from the Fixed Accumulation Value.

               The total of outstanding loans and unpaid loan interest is called the Loan Amount. Loan Amounts do not participate in the investment performance of the Funds. However, RBSL currently credits 4% interest on the Loan Amount. If, at any time, the Loan Amount is greater than the Accumulation Value reduced by the applicable Surrender Charge, the Policy will lapse unless RBSL receives a sufficient payment during the 61 day grace period.

               A loan may cause termination of the Death Benefit Guarantee. The Loan Amount is deducted from the total premium paid in calculating the Minimum Premium Requirement for the Death Benefit Guarantee.

               RBSL deducts any Loan Amount from the proceeds when it pays a claim.

               RBSL charges interest on the Loan Amount at an annual rate of 5.66%, payable in advance for each year. After the tenth Policy Year, RBSL will charge interest at an annual rate of 3.85%, payable in advance. If interest is not paid when due, it is added to the Loan Amount.

               The Policy owner may repay all or part of any Loan Amount during the insured's lifetime. When the owner makes a payment on a Policy loan, to avoid a Premium Expense Charge on the payment the owner must tell RBSL that it is a loan repayment. Loan repayments are credited to the Fixed Account and the Variable Account in the form of Net Premiums without a Premium Expense Charge. RBSL credits Policy loan repayments according to the current premium allocation.

               When there is an outstanding Policy loan, RBSL reserves the right to consider any payments it receives, planned or unscheduled, as Policy loan repayments and not as premium payments.

          (b) FURNISH A BRIEF DESCRIPTION OF ANY PROCEDURE OR ARRANGEMENT BY WHICH LOANS ARE MADE AVAILABLE TO SECURITY HOLDERS BY THE
               DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR ANY AFFILIATED PERSON OF THE FOREGOING.

               See the answer to Item 21(a).

          (c) IF SUCH LOANS ARE MADE, FURNISH THE AGGREGATE AMOUNT OF LOANS OUTSTANDING AT THE END OF THE LAST FISCAL YEAR, THE AMOUNT OF INTEREST COLLECTED DURING THE LAST FISCAL YEAR ALLOCATED TO THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN OR AFFILIATED PERSON OF THE FOREGOING AND THE AGGREGATE AMOUNT OF LOANS IN DEFAULT AT THE END OF THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

               The Variable Account has not yet commenced operations.

     22. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LIMITATIONS ON THE LIABILITIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN, OR ANY OTHER PARTY TO SUCH INDENTURE OR AGREEMENT.

          See the answer to Item 10(e) for a description of the provisions of the Policies relating to lapse.

          For any assignment of a Policy to be binding on RBSL, it must receive written notice of the assignment. RBSL assumes no responsibility for the validity of any assignment or the extent of the assignee's interest.

          If the insured's age or sex is misstated in the Policy application, RBSL adjusts the proceeds by the difference between the Monthly Deductions made and those that should have been made.

          If RBSL makes incorrect payments because of incorrect age or sex information, or any error or miscalculation, it adjusts the proceeds. RBSL deducts any overpayments from the next payment or payments or requests a refund of the overpayment. It adds underpayments to the next payment or pays the owner that amount immediately. In adjusting the proceeds RBSL uses the interest rates in effect for the Fixed Accumulation Value and the applicable Sub-Account Unit Values at the time the Monthly Deduction, error or miscalculation was originally made.

          If the insured commits suicide within two years of the Policy Date, RBSL does not pay the Death Benefit. Instead, it refunds all premiums paid for the Policy and any attached riders, minus any Loan Amounts and partial withdrawals. If the Policy owner makes a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year suicide limitation for the proceeds associated with that increase. If the insured commits suicide within two years of the effective date of the increase, RBSL pays the Death Benefit prior to the increase and refunds the cost of insurance for that increase.

          Payments from the Variable Account for Death Benefits, cash surrender, partial withdrawal or loans will be made within seven days after RBSL received all the documents required for the payments.

          However, RBSL may delay making a payment when it is not able to determine the Variable Accumulation Value because:

               - The New York Stock Exchange is closed for trading, or
               - The SEC determines that a state of emergency exists.

          Payments from the Fixed Account may be delayed up to six months from the date RBSL receives the documents required. RBSL will pay interest at an effective annual rate of 3-1/2% if it delays payment more than 30 days.

     23. DESCRIBE ANY BONDING ARRANGEMENT FOR OFFICERS, DIRECTORS, PARTNERS OR EMPLOYEES OF THE DEPOSITOR OR PRINCIPAL UNDERWRITER OF THE TRUST, INCLUDING THE AMOUNT OF COVERAGE AND THE TYPE OF BOND.

          An insurance company blanket bond is maintained providing $25,000,000 coverage for officers, employees, general agents and agents of RBSL and the Distributor, subject to a $100,000 deductible.

     24. STATE THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST OR ITS SECURITIES AND A DESCRIPTION OF ANY OTHER MATERIAL FUNCTIONS OR DUTIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN NOT STATED IN ITEM 10 OR ITEMS 14 TO 23 INCLUSIVE.

          After the Policy has been in force during the insured's lifetime for two years from the Policy Date, RBSL cannot claim the Policy is void or refuse to pay any proceeds unless the Policy has lapsed.

          If the Policy owner makes a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year contestable period measured from the date of the increase.

          If the Policy is reinstated, the contestable period is measured from the date of reinstatement with respect to statements made on the application for reinstatement.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

          ORGANIZATION AND OPERATIONS OF DEPOSITOR

     25. STATE THE FORM OF ORGANIZATION OF THE DEPOSITOR OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE DEPOSITOR WAS ORGANIZED AND THE DATE OF organization.

          RBSL is a stock life insurance company which was organized in 1917 and incorporated under the laws of New York.

     26. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY THE DEPOSITOR OF THE TRUST IN CONNECTION WITH THE EXERCISE OF ANY FUNCTIONS OR DUTIES CONCERNING SECURITIES
               OF THE TRUST DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               RBSL has not yet received any such fees.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY THE DEPOSITOR FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY.

               (1)  THE NATURE OF SUCH FEE OR PARTICIPATION.

               (2)  THE NAME OF THE PERSON MAKING PAYMENTS.

               (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

               (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               RBSL has not received, and will not receive, any fees from the Funds, or from any affiliated persons of the Funds, or from any investment adviser of the Funds.

     27. DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY THE DEPOSITOR INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THAT OF DEPOSITOR OF THE TRUST. IF THE DEPOSITOR ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF THE DEPOSITOR'S ACTIVITIES THEREWITH. IF THE DEPOSITOR HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

          RBSL offers a variety of individual life and health insurance and annuities, group life and health insurance.

          RBSL presently offers individual variable annuity and variable life contracts with benefits which vary in accordance with the investment results of Separate Accounts of RBSL.

          OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

     28. (a) FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO THE DEPOSITOR OF THE TRUST, WITH RESPECT TO EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR, AND WITH RESPECT TO EACH NATURAL PERSON DIRECTLY OR INDIRECTLY OWNING, CONTROLLING OR HOLDING WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR.

               See the answer to Item 28(b) for information concerning the names, addresses and business experience during the last five years of the executive officers and directors of RBSL. With respect to ownership of stock of RBSL, see the answer to Item 29.

          (b) FURNISH A BRIEF STATEMENT OF THE BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS OF EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR.

Directors and Officers


NAME AND PRINCIPAL
 BUSINESS ADDRESS                              PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
 ----------------                              --------------------------------------------
Susan M. Bergen                        Secretary  of  ReliaStar  Bankers  Security  Life  Insurance
20 Washington Ave. So.                 Company.  Attorney for ReliaStar Life Insurance  Company for
Minneapolis, MN  55401                 more than five years.

Stephen A. Carb*                       Partner of Carb, Luria,  Glassner,  Cook & Kufeld (law firm)
529 5th Ave. 7th Floor                 since 1962.
New York, NY  10017

James Cochran**                        Executive Vice President of ReliaStar  Bankers Security Life
1000 Woodbury Rd, #102                 Insurance  Company since 1996;  Executive Vice President and
Woodbury, NY  11797                    Chief  Operating  Officer of ReliaStar  United Services Life
                                       Insurance   Company   ("RUSL")   since  1996:   Senior  Vice
                                       President,  Product  Development  and Strategic  Planning of
                                       RUSL  from  1995 to 1996;  Senior  Vice  President,  Product
                                       Development from 1990 to 1995.

R. Michael Conley***                   Senior Vice  President of ReliaStar  Financial  Corp.  since
20 Washington Ave. So.                 1991; Senior Vice President,  ReliaStar Employee Benefits of
Minneapolis, MN  55401                 ReliaStar  Life Insurance  Company since 1986;  President of
                                       NWNL  Benefits   Corporation  since  1988;   Executive  Vice
                                       President  of  ReliaStar  Bankers  Security  Life  Insurance
                                       Company  since  1996;  Director of various  subsidiaries  of
                                       ReliaStar Financial Corp.

Richard R. Crowl***                    Senior Vice  President,  General  Counsel and  Secretary  of
20 Washington Ave. So.                 ReliaStar  Financial Crop. since 1996; Senior Vice President
Minneapolis, MN  55401                 and General  Counsel of ReliaStar  Life  Insurance  Company,
                                       ReliaStar Bankers Security Life Insurance Company,  Northern
                                       Life Insurance  Company,  and ReliaStar United Services Life
                                       Insurance  Company since 1996;  Executive Vice President and
                                       General Counsel of Washington  Square  Advisers,  Inc. since
                                       1986;  Vice  President  and  Associate  General  Counsel  of
                                       ReliaStar  Financial Corp. from 1989 to 1996; Vice President and Associate  General  Counsel of ReliaStar  Life Insurance
                                       Company  from  1985  to  1996;   Director  and  Senior  Vice
                                       President of various  subsidiaries  of  ReliaStar  Financial
                                       Corp.

John H. Flittie***                     Vice  Chairman,  President  and Chief  Operating  Officer of
20 Washington Ave. So.                 ReliaStar Life Insurance  Company since 1996;  President and
Minneapolis, MN  55401                 Chief  Operating  Officer of ReliaStar  Financial  Corp. and
                                       ReliaStar Life Insurance  Company since 1993; Vice Chairman,
                                       Chief Executive  Officer and President of ReliaStar  Bankers
                                       Security Life Insurance Company since 1996; Vice Chairman of
                                       ReliaStar   United  Services  Life  Insurance   Company  and
                                       ReliaStar  Bankers  Security  Life  Insurance  Company since
                                       1995;  Senior  Executive Vice President and Chief  Operating
                                       Officer of ReliaStar  Financial  Corp.  and  ReliaStar  Life
                                       Insurance  Company from 1992 to 1993;  Senior Executive Vice
                                       President and Chief Operating Officer of ReliaStar Financial
                                       Corp. from 1991 to 1992;  Executive Vice President and Chief
                                       Financial Officer of ReliaStar Financial Corp. and ReliaStar
                                       Life  Insurance  Company  from  1989 to  1991;  Director  of
                                       Community First BankShares, Inc. and Director and Officer of
                                       various subsidiaries of ReliaStar Financial Corp.

James T. Hale*                         Senior Vice  President of Dayton  Hudson  Corporation  since
777 Nicollet Mall                      1981.
Minneapolis, MN  55402

Wayne R. Huneke***                     Senior Vice President, Chief Financial Officer and Treasurer
20 Washington Ave. So.                 of ReliaStar  Financial  Corp.  and ReliaStar Life Insurance
Minneapolis, MN  55401                 Company  since 1994;  Vice  President,  Treasurer  and Chief
                                       Accounting  Officer from 1990 to 1994;  Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Kennuth U. Kuk***                      Senior Vice  President  of  ReliaStar  Financial  Corp.  and
20 Washington Ave. So.                 ReliaStar Life Insurance Company since 1996; Vice President,
Minneapolis, MN  55401                 Strategic   Marketing  of  ReliaStar   Financial  Corp.  and
                                       ReliaStar Life Insurance  Company since 1996; Vice President of Investments  of ReliaStar  Financial  Corp.  from 1991 to
                                       1996;  President of Washington  Square Advisers,  Inc. since
                                       1995; Chairman of ReliaStar Mortgage Corporation since 1988;
                                       Director  of National  Commercial  Finance  Association  and
                                       Director  and Officer of various  subsidiaries  of ReliaStar
                                       Financial Corp.

Richard E. Nolan*                      Senior  Counsel of Davis Polk &  Wardwell  (law firm)  since
One Chase Manhattan Plaza              1996 and Partner from 1990 to 1996.
New York, NY  10005

Fioravante G. Perrotta*                Retired 1996; Formerly Senior Partner of Rogers & Wells (law
200 Park Ave.                          firm) since 1970.
New York, NY  10166

Robert C. Salipante***                 Senior  Vice  President  of Personal  Financial  Services of
20 Washington Ave. So.                 ReliaStar  Financial  Corp.  and  ReliaStar  Life  Insurance
Minneapolis, MN  55401                 Company since 1996;  Executive  Vice  President of ReliaStar
                                       Bankers Security Life Insurance  Company since 1996;  Senior
                                       Vice  President of  Individual  Division and  Technology  of
                                       ReliaStar  Life  Insurance  Company since 1996;  Senior Vice
                                       President of Strategic Marketing and Technology of ReliaStar
                                       Financial  Corp. and ReliaStar  Life Insurance  Company from
                                       1994 to 1996;  Senior  Vice  President  and Chief  Financial
                                       Officer of ReliaStar  Financial  Corp.  and  ReliaStar  Life
                                       Insurance   Company  from  1992  to  1994;   Executive  Vice
                                       President  of  Ameritrust  Corporation  from  1988 to  1992;
                                       Director  and Officer of various  subsidiaries  of ReliaStar
                                       Financial Corp.

David J. Sloane**                      Executive  Vice  President  and Chief  Operating  Officer of
1000 Woodbury Rd. #102                 ReliaStar  Bankers  Security  Life  Insurance  Company since
Woodbury, NY  11797                    1990.

John G. Turner***                      Chairman and Chief Executive Officer of ReliaStar  Financial
20 Washington Ave. So.                 Corp.  and  ReliaStar  Life  Insurance  Company  since 1993;
Minneapolis, MN  55401                 Chairman of ReliaStar United Services Life Insurance Company
                                       and ReliaStar  Bankers Security Life Insurance Company since
                                       1995;  Chairman of Northern  Life  Insurance  Company  since
                                       1992;  Chairman,  President and Chief  Executive  Officer of
                                       ReliaStar  Financial  Corp.  and  ReliaStar  Life  Insurance
                                       Company in 1993;  President and Chief  Executive  Officer of
                                       ReliaStar  Financial  Corp.  and  ReliaStar  Life  Insurance
                                       Company  from 1991 to 1993;  President  and Chief  Operating
                                       Officer  of  ReliaStar  Financial  Corp.  from 1989 to 1991;
                                       President  and Chief  Operating  Officer of  ReliaStar  Life
                                       Insurance Company from 1986 to 1991; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Charles B. Updike*                     Partner of Schoeman, Marsh & Updike (law firm) since 1976.
60 East 42nd Street
New York, NY  10165

Ross M. Weale*                         President   of   Waccabuc   Enterprise,   Inc.   (management
102 Brewster Ave. Rt. 6                consulting  firm) since 1996;  President and Chief Executive
Carmel, NY  10512                      Officer of Country Bank (financial institution) from 1986 to
                                       1996.

Steven W. Wishart***                   Senior  Vice  President  and  Chief  Investment  Officer  of
20 Washington Ave. So.                 ReliaStar  Financial Corp. since 1989; Senior Vice President
Minneapolis, MN  55401                 of ReliaStar  Life Insurance  Company since 1981;  President
                                       and  Chief   Executive   Officer  of  ReliaStar   Investment
                                       Research,  Inc. (formerly WSCR, Inc.) since 1996;  President of  Washington  Square  Capital  Inc.  from  1981  to  1996;
                                       President  of WSCR,  Inc.  from  1986 to 1996;  Director  of
                                       National Benefit  Resources Group Services Inc. and Director
                                       and Officer of various  subsidiaries of ReliaStar  Financial
                                       Corp.


*     Director
**    Officer
***   Director and Officer


The Executive Committee of our Board of Directors consists of Directors Turner, Flittie, Hale, Huneke, and Weale.

The Compliance Committee of our Board of Directors consists of Directors Weale, Carb, Hale, Nolan, Perrotta, and Updike.

     29. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH COMPANY WHICH DIRECTLY OR INDIRECTLY OWNS, CONTROLS OR HOLDS WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR.

          The Depositor is indirectly wholly owned by ReliaStar Financial Corp. ("RFC"), as follows: RFC owns all the stock of ReliaStar Life Insurance Company, which owns all the stock of ReliaStar United Services Life Insurance Company, which in turn owns all the stock of the Depositor. FMR Corp., 82 Devonshire Street, Boston, MA 02109 owns 9.31% of the outstanding voting securities of RFC (3,740,449 shares of Common Stock) and Wilmington Trust Company, 1100 North Market Street, Wilmington, DE 19890 owns 6.6% of the outstanding voting securities of RFC (2,652,257 shares of Common Stock).

     30. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO ANY PERSON, OTHER THAN THOSE COVERED BY ITEMS 28, 29 AND 42 WHO DIRECTLY OR INDIRECTLY CONTROLS THE DEPOSITOR.

          None.

          COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

          COMPENSATION OF OFFICERS OF DEPOSITOR

     31. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

          (a) DIRECTLY TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR DIRECTLY RECEIVING THE THREE HIGHEST AMOUNTS OF REMUNERATION;

          (b) DIRECTLY TO ALL OFFICERS OR PARTNERS OF THE DEPOSITOR AS A GROUP EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS INCLUDED UNDER ITEM 31(A), STATING SEPARATELY THE AGGREGATE AMOUNT PAID BY THE DEPOSITOR ITSELF AND THE AGGREGATE AMOUNT PAID BY ALL THE SUBSIDIARIES;

          (c) INDIRECTLY OR THROUGH SUBSIDIARIES TO EACH OF THE OFFICERS OR PARTNERS OF THE depositor.

               No officer has been paid any remuneration by RBSL for services with respect to the Variable Account.

          COMPENSATION OF DIRECTORS

     32. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES, EXCLUSIVE OF REMUNERATION REPORTED UNDER ITEM 31, PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH;

          (a)  THE AGGREGATE DIRECT REMUNERATION TO DIRECTORS;

          (b)  INDIRECTLY OR THROUGH SUBSIDIARIES TO DIRECTORS.

               No director has been paid any remuneration by RBSL for services with respect to the Variable Account.

          COMPENSATION TO EMPLOYEES

     33. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES OF ALL EMPLOYEES OF THE DEPOSITOR (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31 AND 32) WHO RECEIVED REMUNERATION IN EXCESS OF $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

               No such person has been paid any remuneration by RBSL for services with respect to the Variable Account.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID DIRECTLY DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH TO THE FOLLOWING CLASSES OF PERSONS (EXCLUSIVE OF THOSE PERSONS COVERED BY ITEM 33(A): (1) SALES MANAGERS, BRANCH MANAGERS, DISTRICT MANAGERS AND OTHER PERSONS SUPERVISING THE SALE OF REGISTRANT'S SECURITIES; (2) SALESMEN, SALES AGENTS, CANVASSERS AND OTHER PERSONS MAKING SOLICITATIONS BUT NOT IN SUPERVISORY CAPACITY; (3) ADMINISTRATIVE AND CLERICAL EMPLOYEES; AND (4) OTHERS. IF A PERSON IS EMPLOYED IN MORE THAN ONE CAPACITY, CLASSIFY ACCORDING TO PREDOMINANT TYPE OF WORK.

               No such person has been paid any remuneration by RBSL for services with respect to the Variable Account.

          COMPENSATION TO OTHER PERSONS

     34. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF COMPENSATION FOR SERVICES PAID ANY PERSON (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31, 32 AND 33), WHOSE AGGREGATE COMPENSATION IN CONNECTION WITH SERVICES RENDERED WITH
          RESPECT TO THE TRUST IN ALL CAPACITIES EXCEEDED $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

          No such person has been paid remuneration in excess of $10,000 by RBSL for services with respect to the Variable Account.

IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

          DISTRIBUTION OF SECURITIES

     35. FURNISH THE NAMES OF THE STATES IN WHICH SALES OF THE TRUST'S SECURITIES (A) ARE CURRENTLY BEING MADE, (B) ARE PRESENTLY PROPOSED TO BE MADE, AND (C) HAVE BEEN DISCONTINUED, INDICATING BY APPROPRIATE LETTER THE STATUS WITH RESPECT TO EACH STATE.

          No sales of the Policies are currently being made nor have sales been discontinued in any state. It is presently proposed that the Policies will be sold in all states where RBSL is authorized to sell variable life insurance.

     36. IF SALES OF THE TRUST'S SECURITIES HAVE AT ANY TIME SINCE JANUARY 1, 1936 BEEN SUSPENDED FOR MORE THAN A MONTH DESCRIBE BRIEFLY THE REASONS FOR SUCH SUSPENSION.

          Sales of the Policies have never been suspended.

     37. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH INSTANCE WHERE SUBSEQUENT TO JANUARY 1, 1937, ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY DENIED AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST, EXCLUDING A DENIAL WHICH WAS MERELY A PROCEDURAL STEP PRIOR TO ANY DETERMINATION BY SUCH OFFICER, ETC. AND WHICH DENIAL WAS SUBSEQUENTLY RESCINDED.

               (1)  NAME OF OFFICER, AGENCY OR BODY.

               (2)  DATE OF DENIAL.

               (3)  BRIEF STATEMENT OF REASON GIVEN FOR DENIAL.

               Authority to distribute the Policies has never been denied.

          (b) FURNISH THE FOLLOWING INFORMATION WITH REGARD TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, THE AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST HAS BEEN REVOKED BY ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY.

               (1)  NAME OF OFFICER, AGENCY OR BODY.

               (2)  DATE OF REVOCATION.

               (3)  BRIEF STATEMENT OF REASON GIVEN FOR REVOCATION.

               Authority to distribute the Policies has never been revoked.

     38. (a) FURNISH A GENERAL DESCRIPTION OF THE METHOD OF DISTRIBUTION OF SECURITIES OF THE TRUST.

               RBSL intends to sell the Policies in all jurisdictions where it is licensed. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. The Policies will be distributed by the Distributor, which is an affiliate of RBSL.

          (b) STATE THE SUBSTANCE OF ANY CURRENT SELLING AGREEMENT BETWEEN EACH PRINCIPAL UNDERWRITER AND THE TRUST OR THE DEPOSITOR, INCLUDING A STATEMENT AS TO THE INCEPTION AND TERMINATION DATES OF THE AGREEMENT, ANY RENEWAL AND TERMINATION PROVISIONS, AND ANY ASSIGNMENT PROVISIONS.

               The Distributor and RBSL intend to enter into a General Distributor Agreement, a copy of the form of which is filed as an exhibit hereto, the terms of which (including those relating to renewal, termination and assignment) are incorporated herein by reference.

          (c) STATE THE SUBSTANCE OF ANY CURRENT AGREEMENTS OR ARRANGEMENTS OF EACH PRINCIPAL UNDERWRITER WITH DEALERS, AGENTS, SALESMEN, ETC. WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS AND REVOCATIONS. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH SCHEDULES OF COMMISSIONS AND THE BASES THEREOF. IN LIEU OF A STATEMENT CONCERNING SCHEDULES OF COMMISSIONS, SUCH SCHEDULES OF COMMISSIONS MAY BE FILED AS EXHIBIT A(3)(C).

               There is no current agreements or arrangements of the Distributor with dealers, agents, salesmen, etc., relating to the Policies.

               INFORMATION CONCERNING PRINCIPAL UNDERWRITER

     39. (a) STATE THE FORM OF ORGANIZATION OF EACH PRINCIPAL UNDERWRITER OF SECURITIES OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH EACH UNDERWRITER WAS ORGANIZED AND THE DATE OF ORGANIZATION.

               The Distributor is a corporation organized under the laws of the State of Minnesota on April 26, 1968.

          (b) STATE WHETHER ANY PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC..

               The Distributor, which will serve as principal underwriter for the Policies, is a member of the National Association of Securities Dealers, Inc.

     40. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER OF THE TRUST FROM THE SALE OF SECURITIES OF THE TRUST AND ANY OTHER FUNCTIONS IN CONNECTION THEREWITH EXERCISED BY SUCH UNDERWRITER IN SUCH CAPACITY OR OTHERWISE DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               The Distributor has not yet received any such fees.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

               (1)  THE NATURE OF SUCH FEE OR PARTICIPATION.

               (2)  THE NAME OF THE PERSON MAKING PAYMENT.

               (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

               (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               None.

     41. (a) DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY EACH PRINCIPAL UNDERWRITER, INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THE DISTRIBUTION OF SECURITIES OF THE TRUST. IF A PRINCIPAL UNDERWRITER ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST AND THE NATURE OF SUCH ACTIVITIES. IF A PRINCIPAL UNDERWRITER HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

               The Distributor is a securities broker-dealer registered with the SEC and is a member of the National Association of Securities Dealers, Inc. It is primarily a mutual funds dealer and has dealer agreements under which it markets shares of more than 50 mutual funds. It also markets limited partnerships and other tax-sheltered or deferred investments, and acts as general distributor (principal underwriter) for variable annuity and variable life products issued by RBSL.

          (b) FURNISH AS AT LATEST PRACTICABLE DATE THE ADDRESS OF EACH BRANCH OFFICE OF EACH PRINCIPAL UNDERWRITER CURRENTLY SELLING SECURITIES OF THE TRUST AND FURNISH THE NAME AND RESIDENCE ADDRESS OF THE PERSON IN CHARGE OF SUCH OFFICE.

               Not applicable.

          (c) FURNISH THE NUMBER OF INDIVIDUAL SALESMEN OF EACH PRINCIPAL UNDERWRITER THROUGH WHOM ANY OF THE SECURITIES OF THE TRUST WERE DISTRIBUTED FOR THE LAST FISCAL YEAR OF THE TRUST COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH AND FURNISH THE AGGREGATE AMOUNT OF COMPENSATION RECEIVED BY SUCH SALESMEN IN SUCH YEAR.

               Sales of the Policies have not yet commenced.

     42. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH OF THE OFFICERS, DIRECTORS OR PARTNERS OF SUCH UNDERWRITER.

          No Policies have yet been issued by the Variable Account.

     43. FURNISH, FOR THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH, THE AMOUNT OF BROKERAGE COMMISSIONS RECEIVED BY ANY PRINCIPAL UNDERWRITER WHO IS A MEMBER OF A NATIONAL SECURITIES EXCHANGE AND WHO IS CURRENTLY DISTRIBUTING THE SECURITIES OF THE TRUST OR EFFECTING TRANSACTIONS FOR THE TRUST IN THE PORTFOLIO SECURITIES OF THE TRUST.

          Not applicable.

          OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

     44. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF VALUATION USED BY THE TRUST FOR PURPOSE OF DETERMINING THE OFFERING PRICE TO THE PUBLIC OF SECURITIES ISSUED BY THE TRUST OR THE VALUATION OF SHARES OR INTERESTS IN THE UNDERLYING SECURITIES ACQUIRED BY THE HOLDER OF A PERIODIC PAYMENT PLAN CERTIFICATE.

               (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                    Fund shares are valued at net asset value as supplied to RBSL by the Funds or their agents.

               (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                    See the answers to Items 44(a)(1) and 16.

               (3)  WHETHER  PRICE  IS AS OF THE DAY OF SALE OR AS OF ANY  OTHER
                    TIME.

                    See the answer to Item 16.

               (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                    The Variable Account's assets and liabilities (such as charges against the Variable Account) are valued in accordance with generally accepted accounting principles on an accrual basis. Since RBSL does not expect to incur any substantial federal income tax liabilities on the earnings or the capital gains attributable to the Variable Account for the immediate future, RBSL does not intend to create a reserve for its federal income taxes in connection therewith.

               (5) OTHER ITEMS WHICH REGISTRANT ADDS TO THE NET ASSET VALUE IN COMPUTING OFFERING PRICE OF ITS SECURITIES.

                    Not applicable.

               (6)  WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS:

                    (i) BEFORE ADDING DISTRIBUTOR'S COMPENSATION (LOAD); AND

                    (ii) AFTER ADDING DISTRIBUTOR'S COMPENSATION (LOAD)

                    Not applicable because the Variable Account does not compute per-unit values and sales loads in the manner presupposed by this Item and Item 44(b). Appropriate adjustments will be made for fractions in all computations.

          (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE OFFERING PRICE OF THE TRUST'S SECURITIES AS AT THE LATEST PRACTICABLE DATE.

               The Policies have not yet been offered for sale.

          (c) IF THERE IS ANY VARIATION IN THE OFFERING PRICE OF THE TRUST'S SECURITIES TO ANY PERSON OR CLASSES OF PERSONS OTHER THAN UNDERWRITERS, STATE THE NATURE AND AMOUNT OF SUCH VARIATION AND INDICATE THE PERSON OR CLASSES OF PERSONS TO WHOM SUCH OFFERING IS MADE.

               RBSL does not require a premium payment of a fixed amount at fixed intervals for a specified time period. A Policy owner may, subject to the limitations set forth in Item 10(i), pay premiums at any frequency in any amount. Nonetheless, if the Death Benefit Guarantee is not in effect Policy owners will need to pay sufficient premiums to maintain adequate Cash Surrender Value to pay the Monthly Deduction, including the cost of insurance. The cost of insurance will vary, depending upon the insured's sex, attained age, and Rate Class. In addition, there will be additional charges if optional insurance benefits are elected. Thus, for the Policy to remain in force, a Policy owner will need to take the cost of insurance, as well as other factors such as investment performance, into consideration in determining the amount and frequency of premium payments.

     45. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY SUSPENSION OF THE REDEMPTION RIGHTS OF THE SECURITIES ISSUED BY THE TRUST DURING THE THREE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

          (a)  BY WHOSE ACTION REDEMPTION RIGHTS WERE SUSPENDED.

          (b)  THE NUMBER OF DAYS' NOTICE GIVEN TO SECURITY HOLDERS.

          (c)  REASON FOR SUSPENSION.

          (d)  PERIOD DURING WHICH SUSPENSION WAS IN EFFECT.

          There has been no suspension of the right to redeem the Policies.

          REDEMPTION VALUATION OF SECURITIES OF THE TRUST

     46. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF DETERMINING THE REDEMPTION OR WITHDRAWAL VALUATION OF SECURITIES ISSUED BY THE TRUST:

               (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                    See the answer to Item 44(a)(2).

               (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                    See the answer to Item 44(a)(2).

               (3)  WHETHER  PRICE  IS AS OF THE DAY OF SALE OR AS OF ANY  OTHER
                    TIME.

                    As of the day a request for surrender is received.

               (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                    See the answers to Items 44(a)(4) and 18(c).

               (5) OTHER ITEMS WHICH REGISTRANT DEDUCTS FROM THE NET ASSET VALUE IN COMPUTING REDEMPTION VALUE OF ITS SECURITIES.

                    See the answer to Items 10(c) and 13(a).

               (6)  (A)  WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS.

                         Not applicable.

                    (B) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE REDEMPTION PRICE TO THE HOLDERS OF THE TRUST'S SECURITIES AS AT THE LATEST PRACTICABLE DATE.

                         The Policies have not yet been offered for sale.

          PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

     47. FURNISH A STATEMENT AS TO THE PROCEDURE WITH RESPECT TO THE MAINTENANCE OF A POSITION IN THE UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES, THE EXTENT AND NATURE THEREOF AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44 AND 46. IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INSURED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION, THE EXTENT AND NATURE THEREOF AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44 AND 46. IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INSURED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION.

          RBSL will maintain a position in the Funds by (a) purchasing Fund shares at net asset value in connection with the net premiums allocated to the Variable Account in accordance with instructions from Policy owners and (b) redeeming Fund shares at net asset value for the purpose of meeting Policy obligations. See the answer to Item 16. There is no procedure for the purchase of underlying securities or interests therein from Policy owners who exercise surrender rights.

          See the answer to Item 27 with respect to certain other contracts issued by RBSL with benefits that may vary depending on the investment results of certain of the Funds.

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. FURNISH THE FOLLOWING INFORMATION AS TO SUCH TRUSTEE OR CUSTODIAN OF THE TRUST.

          (a)  NAME AND PRINCIPAL BUSINESS ADDRESS

          (b)  FORM OF ORGANIZATION

          (c) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE TRUSTEE OR CUSTODIAN WAS ORGANIZED

          (d)  NAME OF GOVERNMENTAL SUPERVISING OR EXAMINING AUTHORITY

          See the answer to Item 2 for the principal business address of RBSL. RBSL is a stock life insurance company organized under the laws of the State of New York. It is subject to regulation by the Insurance Department of the State of New York. The books and records of RBSL are subject to review and examination by that Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners periodically. In addition, RBSL is subject to the insurance laws and regulations of the other jurisdictions in which it is licensed to operate.

     49. STATE THE BASIS FOR PAYMENT OF FEES OR EXPENSES OF THE TRUSTEE OR CUSTODIAN FOR SERVICES RENDERED WITH RESPECT TO THE TRUST AND ITS SECURITIES, AND THE AGGREGATE AMOUNT THEREOF FOR THE LAST FISCAL YEAR. INDICATE THE PERSON PAYING SUCH FEES OR EXPENSES. IF ANY FEES OR EXPENSES ARE PREPAID, STATE THE UNEARNED AMOUNT.

          Not applicable.

     50. STATE WHETHER THE TRUSTEE OR CUSTODIAN OR ANY OTHER PERSON HAS OR MAY CREATE A LIEN ON THE ASSETS OF THE TRUST, AND IF SO, GIVE FULL PARTICULARS, OUTLINING THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT THERETO.

          There is no trustee. Neither RBSL as custodian, nor any other person, has or may create a lien on the assets of the trust. The Policies provide in implementation of New York law that assets of the Variable Account equal to the reserves and other liabilities of the Variable Account may not be used to satisfy any obligations arising out of any other business RBSL may conduct.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

     51. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO INSURANCE OF HOLDERS OF SECURITIES.

          (a)  THE NAME AND ADDRESS OF THE INSURANCE COMPANY

               ReliaStar Bankers Security Life Insurance Company
               1000 Woodbury Road, Woodbury
               Long Island, New York 11797

          (b)  THE TYPES OF POLICIES AND WHETHER INDIVIDUAL OR GROUP POLICIES

               Flexible premium variable life insurance policies

          (c)  THE TYPES OF RISKS INSURED AND EXCLUDED

               The Policies are issued to provide protection against economic loss when the insured dies. The Policy provides a Death Benefit which is payable to the named beneficiary whenever the insured dies. See the answer to Item 10(i) for a description of how the amount of the Death Benefit payable is determined.

               RBSL assumes the risk that the deductions made for mortality risks will prove inadequate to cover actual mortality costs. RBSL also assumes the risk that deductions for expenses may be inadequate.

          (d)  THE COVERAGE OF THE POLICIES

               See the answers to Items 10(i) and 51(c).

          (e) THE BENEFICIARIES OF SUCH POLICIES AND THE USES TO WHICH THE PROCEEDS OF POLICIES MUST BE PUT

               A beneficiary is any person named on RBSL's records to receive insurance proceeds after the insured dies. The applicant names the beneficiary when applying for a Policy. There may be different classes of beneficiaries, which set the order of payment. There may be more than one beneficiary in a class.

               The beneficiary may be changed during the insured's lifetime by written notice to RBSL. If no beneficiary is living when the insured dies, the death benefit will be paid to the Policy owner, if living, otherwise to the insured's estate.

               There is no restriction on the use of payments under the Policies.

          (f)  THE TERMS AND MANNER OF CANCELLATION AND OF REINSTATEMENT

               See the answer to Item 10(e).

          (g) THE METHOD OF DETERMINING THE AMOUNT OF PREMIUMS TO BE PAID BY HOLDERS OF SECURITIES

               See the answers to Items 13(a) and 13(d) for the amount of charges imposed. See the answers to Items 10(c), f10(i) and 44(c) for the manner in which the premium is determined.

          (h) THE AMOUNT OF AGGREGATE PREMIUMS PAID TO THE INSURANCE COMPANY DURING THE LAST FISCAL YEAR

               Sale of the Policies has not yet commenced.

          (i) WHETHER ANY PERSON OTHER THAN THE INSURANCE COMPANY RECEIVES ANY PART OF SUCH PREMIUMS, THE NAME OF EACH SUCH PERSON AND THE
               AMOUNTS  INVOLVED,  AND  THE  NATURE  OF  THE  SERVICES  RENDERED
               THEREFOR.

               No person other than RBSL receives any part of the amounts deducted for assumption of mortality and expense risks.

          (j) THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST RELATING TO INSURANCE.

               None.

VII. POLICY OF REGISTRANT

     52. (a) FURNISH THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO THE CONDITIONS UPON WHICH AND THE METHOD OF SELECTION BY WHICH PARTICULAR PORTFOLIO SECURITIES MUST OR MAY BE ELIMINATED FROM THE ASSETS OF THE TRUST OR MUST OR MAY BE REPLACED BY OTHER PORTFOLIO SECURITIES. IF AN INVESTMENT ADVISER OR OTHER PERSON IS TO BE EMPLOYED IN CONNECTION WITH SUCH SELECTION, ELIMINATION OR SUBSTITUTION, STATE THE NAME OF SUCH PERSON, THE NATURE OF ANY AFFILIATION TO THE DEPOSITOR, TRUSTEE OR CUSTODIAN, AND ANY PRINCIPAL UNDERWRITER, AND THE AMOUNT OF REMUNERATION TO BE RECEIVED FOR SUCH SERVICES. IF ANY PARTICULAR PERSON IS NOT DESIGNATED IN THE INDENTURE OR AGREEMENT, DESCRIBE BRIEFLY THE METHOD OF SELECTION OF SUCH PERSON.

               See the answers to Items 10(g) and 10(h).

          (b) FURNISH INFORMATION WITH RESPECT TO EACH TRANSACTION INVOLVING THE ELIMINATION OF ANY UNDERLYING SECURITY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               No eliminations of any underlying securities have yet been made.

          (c) DESCRIBE THE POLICY OF THE TRUST WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE UNDERLYING SECURITIES OF THE TRUST WITH RESPECT TO:

               (1)  THE GROUNDS FOR ELIMINATION AND SUBSTITUTION;

               (2) THE TYPE OF SECURITIES WHICH MAY BE SUBSTITUTED FOR ANY UNDERLYING SECURITY;

               (3) WHETHER THE ACQUISITION OF SUCH SUBSTITUTED SECURITY OR SECURITIES WOULD CONSTITUTE THE CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES OR WOULD CONFIRM TO A POLICY OF CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES;

               (4) WHETHER SUCH SUBSTITUTED SECURITIES MAY BE THE SECURITIES OF ANOTHER INVESTMENT COMPANY; AND

               (5)  THE  SUBSTANCE  OF  THE   PROVISIONS  OF  ANY  INDENTURE  OR
                    AGREEMENT WHICH AUTHORIZE OR RESTRICT THE POLICY OF THE REGISTRANT IN THIS REGARD.

               See the answers to Items 10(g) and 10(h).

          (d) FURNISH A DESCRIPTION OF ANY POLICY (EXCLUSIVE OF POLICIES COVERED BY PARAGRAPHS (A) AND (B) HEREIN) OF THE TRUST WHICH IS DEEMED A MATTER OF FUNDAMENTAL POLICY AND WHICH IS ELECTED TO BE TREATED AS SUCH.

               None.

               REGULATED INVESTMENT COMPANY

     53.  (a)  STATE THE TAXABLE STATUS OF THE TRUST.

               The variable Account is segregated asset account and, as such, any tax attributable to the Variable Account is taxed as a part of RBSL. However, it accounts separately for its income, exclusion, deduction, assets, reserves and other liabilities. A diversified segregated asset account will not be taxed on the bulk of its earnings and gains since its basis in each asset in the account is increased by any appreciation in value and decreased by any depreciation in value. (To be diversified, the Variable Account must meet the diversified investment requirements imposed by Section 817 of the Internal Revenue code of 1986 relating to Regulated Investment Companies, and no more than 55% of the value of the total assets of the Variable Account can be in cash items, U.S. Government securities and securities of regulated investment companies (other than securities of a regulated investment company fully owned by the Variable Account).)

               RBSL does not currently expect to incur any income tax upon the earnings or the realized capital gains attributable to the Variable Account. Based upon these expectations, no charge is being made currently to the Variable Account for federal income taxes which may be attributable to the Variable Account. If, however, RBSL determines that it may incur such taxes, it may assess a charge for those taxes from the Variable Account.

               Under current laws RBSL may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant, so RBSL is not currently making a charge for them. If there is material change in such taxes, RBSL may make charges for them against the Variable Account.

          (b) STATE WHETHER THE TRUST QUALIFIED FOR THE LAST TAXABLE YEAR AS A REGULATED INVESTMENT COMPANY AS DEFINED IN SECTION 851 OF THE INTERNAL REVENUE CODE OF 1954, AND STATE ITS PRESENT INTENTION WITH RESPECT TO SUCH QUALIFICATIONS DURING THE CURRENT TAXABLE YEAR.

               The Variable Account has not qualified and does not intend to qualify as a regulated investment company during the current taxable year. See the answer to Item 53(a).

VIII. FINANCIAL AND STATISTICAL INFORMATION

     54. IF THE TRUST IS NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH INFORMATION WITH RESPECT TO EACH CLASS OR SERIES OF ITS SECURITIES.

          Not applicable.

     55. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, A TRANSCRIPT OF A HYPOTHETICAL ACCOUNT SHALL BE FILED IN APPROXIMATELY THE FOLLOWING FORM ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS. THE SCHEDULE SHALL COVER A CERTIFICATE OF THE TYPE CURRENTLY BEING SOLD ASSUMING THAT SUCH CERTIFICATE HAD BEEN SOLD AT A DATE APPROXIMATELY TEN YEARS PRIOR TO THE DATE OF REGISTRATION OR AT THE APPROXIMATE DATE OF ORGANIZATION OF THE TRUST.

          No Policies have yet been issued.

     56. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH IN RESPECT TO CERTIFICATES SOLD DURING SUCH PERIOD, THE FOLLOWING INFORMATION FOR EACH FULLY PAID TYPE AND EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

          No Policies have yet been issued.

     57. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

          No Policies have yet been issued.

     58 IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OUTSTANDING AS AT THE LATEST PRACTICABLE DATE.

          No Policies have yet been issued.

     59.  FINANCIAL STATEMENTS:

          FINANCIAL STATEMENTS OF THE TRUST

          Financial  Statements  of the Trust will be supplied by  amendment  to
          Registrant's   Registration   Statement  on  Form  S-6,  and  will  be
          incorporated herein by reference.

          FINANCIAL STATEMENTS OF THE DEPOSITOR

          Financial  statements  of  RBSL  will  be  supplied  by  amendment  to
          Registrant's   Registration   Statement  on  Form  S-6,  and  will  be
          incorporated herein by reference.

IX.  EXHIBITS

     A. (1) Resolutions of Board of Directors of RBSL establishing the Variable Account.*

          (2)  Not applicable.

          (3) General Distributor Agreement and Selling Agreement between RBSL and the Distributor.*

          (4)  Not applicable.

          (5)  Form of Policy (together with available Policy riders).*

          (6)  (a)  Articles of Incorporation of RBSL.*

               (b)  Bylaws of RBSL.*

          (7)  Not applicable.

          (8)  Participation Agreements.*

          (9)  Not applicable.

          (10) Policy Application Form.*

         B.       Not applicable.

         C.       Not applicable.

         -------------------------

         * Exhibits have been filed on December 31, 1996 as part of this Form S-6 filing and are incorporated herein by reference.




                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the Depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Minneapolis and State of Minnesota on the ____ day of April, 1997.



(SEAL)                   Signature /s/Richard R. Crowl
                                   --------------------------------------------
                                      Richard R. Crowl
                    ReliaStar Bankers Security Variable Life Separate Account I


                         BY/s/Richard R. Crowl
                           -------------------------------------------------
                              Rickard R. Crown
                              Senior Vice President
                           Reliastar Bankers Security Life Insurance Company


                          BY/s/Richard R. Crowl
                            ------------------------
                               Richard R. Crowl
                               Senior Vice President



Attest: /s/Robert B. Saginaw
        ---------------------------
           Robert B. Saginaw
                  (Name)

         /s/Counsel
         --------------------------
            Counsel
                  (Title)